AURORA CANNABIS INC.

Condensed Interim Consolidated Financial Statements
(Unaudited)

For the three and nine months ended March 31, 2018 and 2017
(In Canadian Dollars)

AURORA CANNABIS INC.
Condensed Interim Consolidated Statements of Financial Position
March 31, 2018 and June 30, 2017
(Unaudited – In thousands of Canadian dollars)

	Notes	March 31, 2018	June 30, 2017
		$	$
Assets
Current
Cash and cash equivalents	3	231,023	159,796
Short-term investments	4	690	-
Accounts receivable	5, 22(c)	13,094	2,312
Marketable securities	6(b)	57,409	14,845
Share subscriptions	6(c)	55,000	-
Inventory	7	26,779	7,703
Biological assets	8	5,583	4,088
Promissory notes receivable	9	-	1,222
Loans receivable	11(a), 22(c)	3,400	2,096
Prepaid and other current assets		1,644	1,544
		394,622	193,606

Property, plant and equipment	10	191,239	45,523
Convertible debenture	6(a)	-	11,071
Derivatives	6(b)	3,977	292
Investment in associates and joint venture	11	136,555	-
Intangible assets	13	59,958	31,087
Goodwill	13	883,071	41,100
Deposits		1,978	-

Total assets		1,671,400	322,679

Liabilities
Current
Accounts payable and accrued liabilities	22(c), 25(b)(ii)	28,905	8,753
Income taxes payable		774	-
Deferred revenue	25(b)(ii)	1,324	1,421
Finance lease	14	281	69
Loans and borrowings	16	2,279	-
Contingent consideration payable	12(a)(d)(f)(g)	22,583	13,221
		56,146	23,464

Finance lease	14	226	282
Convertible notes	15	197,092	63,536
Loans and borrowings	16	9,295	-
Deferred gain on convertible debenture	6(a)	-	10,206
Deferred gain on derivatives	6(b)	2,634	321
Deferred tax liability		19,234	5,937
Total liabilities		284,627	103,746

Shareholders’ equity
Share capital	17	1,416,124	221,447
Reserves		(4,134)	25,912
Deficit		(35,921)	(28,426)
Total equity attributable to shareholders of Aurora		1,376,069	218,933
Non-controlling interest	18(e)(h)	10,704	-
Total equity		1,386,773	218,933

Total liabilities and equity		1,671,400	322,679

Nature of Operations (Note 1)
Commitments and Contingencies (Note 23)
Subsequent Events (Notes 6(c), 11(c), 12(h), 15(c)(d), and 27)
The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

AURORA CANNABIS INC.
Condensed Interim Consolidated Statements of Comprehensive Income (Loss)
Three and nine months ended March 31, 2018 and 2017
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

		Three months ended		Nine months ended
		March 31,		March 31,
	Notes	2018	2017	2018	2017
		$	$	$	$
Revenues		16,100	5,175	36,049	12,131

Cost of sales		6,827	2,241	14,736	6,853

Gross profit before fair value adjustments		9,273	2,934	21,313	5,278

Unrealized loss on changes in fair value on sale of inventory		4,164	1,688	10,751	2,661
Unrealized gain on changes in fair value of biological assets	8	(2,506)	(4,516)	(12,350)	(7,592)

Gross profit		7,615	5,762	22,912	10,209

Expenses
General and administration	19, 22(a)	9,847	2,037	20,408	4,633
Sales and marketing	20	5,880	2,684	14,684	6,668
Research and development		477	52	756	191
Acquisition and project evaluation costs		5,543	11	7,639	180
Share of loss from investment in associate	11	879	-	931	-
Depreciation and amortization	10, 13	873	178	1,967	500
Share-based payments	18(a)(b), 22(b)	15,872	2,632	25,814	5,522
		39,371	7,594	72,199	17,694

Loss from operations		(31,756)	(1,832)	(49,287)	(7,485)

Other income (expenses)
Interest and other income		833	239	2,188	366
Finance and other costs	21	(1,889)	(1,282)	(5,565)	(6,123)
Foreign exchange		(430)	-	(166)	-
Gain on disposition of subsidiary		35	-	35	-
Unrealized gain on debenture	6(a)	-	2,004	6,937	2,004
Unrealized gain on marketable securities	6(b)	12,593	1,333	16,293	1,333
Unrealized gain (loss) on derivatives	6(b)	(1,678)	(182)	21,925	(182)
Share-based compensation income	6(b), 25(a)	324	-	324	-
		9,788	2,112	41,971	(2,602)

Income (loss) before income taxes		(21,968)	280	(7,316)	(10,087)

Income tax recovery (expense)
Current		(736)	-	(774)	19
Deferred, net		1,909	(139)	(1,950)	1,916
		1,173	(139)	(2,724)	1,935

Net income (loss)		(20,795)	141	(10,040)	(8,152)

Net income (loss) attributable to:
Shareholders of Aurora		(19,215)	141	(7,933)	(8,152)
Non-controlling interests		(1,580)	-	(2,107)	-

Earnings (loss) per share
Basic		$(0.04)	$0.00	$(0.02)	$(0.03)
Diluted		$(0.04)	$0.00	$(0.02)	$(0.03)

Weighted average number of shares outstanding
Basic		478,918,568	313,129,033	427,180,423	253,099,730
Diluted		478,918,568	313,129,033	427,180,423	253,099,730

AURORA CANNABIS INC.
Condensed Interim Consolidated Statements of Comprehensive Income (Loss)
Three and nine months ended March 31, 2018 and 2017
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

(Continued)

		Three months ended		Nine months ended
		March 31,		March 31,
	Notes	2018	2017	2018	2017
		$	$	$	$
Net income (loss)		(20,795)	141	(10,040)	(8,152)

Other comprehensive income (loss)
Deferred tax		1,613	-	(118)	-
Unrealized gain (loss) on marketable securities	6(b)	(11,951)	(472)	874	(472)
Foreign currency translation		40	-	65	-

Comprehensive loss		(31,093)	(331)	(9,219)	(8,624)

Comprehensive loss attributable to:
Shareholders of Aurora		(29,513)	(331)	(7,112)	(8,624)
Non-controlling interests		(1,580)	-	(2,107)	-

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

AURORA CANNABIS INC.
Condensed Interim Consolidated Statements of Changes in Equity
Three and nine months ended March 31, 2018 and 2017
(Unaudited – In thousands of Canadian dollars, except share amounts)

	Share Capital		Reserves						AOCI
									Fair
			Obligation	Share-	Compensation	Related			Value and	Foreign			Non-
	Common		to Issue	Based	Options/	Party	Convertible	Total	Deferred	Currency	Total		Controlling
	Shares	Amount	Shares	Compensation	Warrants	Loans	Notes	Reserves	Tax	Translation	AOCI	Deficit	Interests	Total
	#	$	$	$	$	$	$	$	$	$	$	$	$	$
Balance, June 30, 2016	135,576,365	17,148	2,335	608	1,184	1,403	200	5,730	-	-	-	(16,916)	-	5,962
Shares issued for acquisition (Note 17(b)(xv))	17,875,000	11,440	-	-	-	-	-	-	-	-	-	-	-	11,440
Shares issued for contingent consideration (Note 17(vi))	1,845,499	4,706	-	-	-	-	-	-	-	-	-	-	-	4,706
Performance shares (Note 17(b)(xvii))	20,000,000	2,322	(2,322)	-	-	-	-	(2,322)	-	-	-	-	-	-
Transfer from derivative liabilities	-	-	-	-	98	-	-	98	-	-	-	-	-	98
Private placement (Note 17(b)(xiii)(xi))	90,837,500	98,009	-	-	-	-	-	-	-	-	-	-	-	98,009
Share issue costs	-	(11,484)	-	-	5,215	-	-	5,215	-	-	-	-	-	(6,269)
Warrant issued for convertible debenture amendment	-	-	-	-	877	-	-	877	-	-	-	-	-	877
Conversion of notes (Note 17(b)(vii))	19,789,226	18,842	-	-	-	-	(2,223)	(2,223)	-	-	-	-	-	16,619
Equity component of convertible notes	-	-	-	-	-	-	7,904	7,904	-	-	-	-	-	7,904
Deferred tax on convertible notes	-	-	-	-	-	-	(2,055)	(2,055)	-	-	-	-	-	(2,055)
Reclassification upon repayment of related party loans	-	-	-	-	-	(1,403)	-	(1,403)	-	-	-	1,403	-	-
Shares issued for loan (Note 17(b)(xviii))	50,000	24	-	-	-	-	-	-	-	-	-	-	-	24
Shares issued for compensation (Note 17(b)(xiv))	25,510	13	(13)	-	-	-	-	(13)	-	-	-	-	-	-
Exercise of stock options (Note 17(b)(viii))	1,432,872	1,082	-	(458)	-	-	-	(458)	-	-	-	-	-	624
Exercise of warrants (Note 17(b)(ix))	52,172,681	27,183	-	-	(2,071)	-	-	(2,071)	-	-	-	-	-	25,112
Exercise of compensation options (Note 17(b)(x))	4,084,434	3,082	-	-	(1,408)	-	-	(1,408)	-	-	-	-	-	1,674
Forfeited options	-	-	-	(23)	(32)	-	-	(55)	-	-	-	55	-	-
Share-based payments	-	-	-	5,522	-	-	-	5,522	-	-	-	-	-	5,522
Comprehensive loss for the period	-	-	-	-	-	-	-	-	(472)	-	(472)	(8,152)	-	(8,624)
Balance, March 31, 2017	343,689,087	172,367	-	5,649	3,863	-	3,826	13,338	(472)	-	(472)	(23,610)	-	161,623
Shares issued for acquisitions (Note 17(b)(xi)(xii))	9,216,007	23,100	-	-	-	-	-	-	-	-	-	-	-	23,100
Shares issued for contingent consideration (Note 17(vi))	1,080,604	2,702	-	-	-	-	-	-	-	-	-	-	-	2,702
Share issue costs	-	571	-	-	(584)	-	-	(584)	-	-	-	-	-	(13)
Deferred tax on share issue costs	-	1,846	-	-	-	-	-	-	-	-	-	-	-	1,846
Conversion of notes (Note 17(b)(vii))	9,231,093	19,195	-	-	-	-	(2,577)	(2,577)	-	-	-	-	-	16,618
Equity component of convertible notes	-	-	-	-	-	-	12,683	12,683	-	-	-	-	-	12,683
Equity component of convertible note transaction costs	-	-	-	-	-	-	(900)	(900)	-	-	-	-	-	(900)
Deferred tax on convertible notes	-	-	-	-	-	-	(3,298)	(3,298)	-	-	-	-	-	(3,298)
Exercise of stock options (Note 17(b)(viii))	568,828	317	-	(120)	-	-	-	(120)	-	-	-	-	-	197
Exercise of warrants (Note 17(b)(ix))	2,763,625	1,465	-	-	25	-	-	25	-	-	-	-	-	1,490
Exercise of compensation options/warrants (Note 17(b)(x))	-	(116)	-	-	116	-	-	116	-	-	-	-	-	-
Share-based payments	-	-	-	2,062	-	-	-	2,062	-	-	-	-	-	2,062
Comprehensive loss for the period	-	-	-	-	-	-	-	-	5,664	(25)	5,639	(4,816)	-	823
Balance, June 30, 2017	366,549,244	221,447	-	7,591	3,420	-	9,734	20,745	5,192	(25)	5,167	(28,426)	-	218,933

AURORA CANNABIS INC.
Condensed Interim Consolidated Statements of Changes in Equity
Three and nine months ended March 31, 2018 and 2017
(Unaudited – In thousands of Canadian dollars, except share amounts)

(Continued)

	Share Capital		Reserves						AOCI
									Fair
			Obligation	Share-	Compensation		Change in		Value and	Foreign			Non-
	Common		to Issue	Based	Options/	Convertible	Ownership	Total	Deferred	Currency	Total		Controlling
	Shares	Amount	Shares	Compensation	Warrants	Notes	Interest	Reserves	Tax	Translation	AOCI	Deficit	Interests	Total
	#	$	$	$	$	$	$	$	$	$	$	$	$	$

Balance, June 30, 2017	366,549,244	221,447	-	7,591	3,420	9,734	-	20,745	5,192	(25)	5,167	(28,426)	-	218,933
Shares issued for acquisition (Note 12(d)(f)(h))	74,207,275	787,382	-	-	-	-	-	-	-	-	-	-	-	787,382
Warrants issued for acquisition (Note 12(d))	-	-	-	-	136	-	-	136	-	-	-	-	-	136
Shares issued for contingent consideration (Note 17(b)(vi))	5,135,191	12,907	-	-	-	-	-	-	-	-	-	-	-	12,907
Private placements (Note 17(b)(iv))	25,000,000	75,000	-	-	-	-	-	-	-	-	-	-	-	75,000
Share issue costs	-	(6,643)	-	-	2,285	-	-	2,285	-	-	-	-	-	(4,358)
Equity component of convertible notes	-	-	-	-	-	52,500		52,500	-	-	-	-	-	52,500
Conversion of notes (Note 17(b)(vii)	42,378,292	180,229	-	-	-	(27,048)	-	(27,048)	-	-	-	-	-	153,181
Deferred tax on convertible notes	-	(1,923)	-	-	-	-	-	-	-	-	-	-	-	(1,923)
Exercise of stock options (Note 17(b)(viii), 12(e))	4,016,424	9,373	-	(3,529)	-	-	-	(3,529)	-	-	-	-	259	6,103
Exercise of warrants (Note 17(b)(ix), 12(e))	41,728,111	131,092	-	-	(3,092)	-	-	(3,092)	-	-	-	-	921	128,921
Exercise of compensation options/warrants (Note 17(b)(x))	1,865,249	6,051	-	-	(1,854)	-	-	(1,854)	-	-	-	-	-	4,197
Exercise of restricted share units (Note 17(b)(iii)	127,128	1,209	-	(351)	-	-	-	(351)	-	-	-	-	-	858
Forfeited options	-	-	-	(438)	-	-	-	(438)	-	-	-	438	-	-
Share-based payments (Note 12(e), 18)	-	-	-	26,165	-	-	-	26,165	-	-	-	-	-	26,165
Non-controlling interest from Hempco (Note 12(e))	-	-	-	-	-	-	-	-	-	-	-	-	6,503	6,503
Non-controlling interest from Aurora Nordic	-	-	-	-	-	-	-	-	-	-	-	-	56	56
Non-controlling interest from CanniMed (Note 12(h))	-	-	-	-	-	-	-	-	-	-	-	-	6,969	6,969
Change in ownership interests in subsidiaries (Note 12(e)(h))	-	-	-	-	-	-	(75,646)	(75,646)	-	-	-	-	(1,891)	(77,537)
Comprehensive income (loss) for the period	-	-	-	-	-	-	-	-	801	25	826	(7,933)	(2,113)	(9,219)
Balance, March 31, 2018	561,006,914	1,416,124	-	29,438	895	35,186	(75,646)	(10,127)	5,993	-	5,993	(35,921)	10,704	1,386,773

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

AURORA CANNABIS INC.
Condensed Interim Consolidated Statements of Cash Flows
Three and nine months ended March 31, 2018 and 2017
(Unaudited – In thousands of Canadian dollars)

		Three months ended		Nine months ended
		March 31,		March 31,
	Notes	2018	2017	2018	2017
Cash provided by (used in)		$	$	$	$
Operating activities
Net income (loss) for the period		(19,215)	141	(7,933)	(8,152)
Adjustments for non-cash items
Unrealized gain on changes in fair value of biological assets		(2,506)	(4,516)	(12,350)	(7,592)
Changes in fair value included in inventory sold		4,164	1,688	10,751	2,661
Depreciation of fixed assets	10	1,055	281	1,941	752
Amortization of intangible assets	13	159	-	728	-
Share-based payments	18	15,872	2,632	25,814	5,522
Share of loss from investment in associate		879	-	931	-
Unrealized gain on debentures		-	(2,004)	(6,937)	(2,004)
Unrealized (gain) loss on derivatives		1,678	182	(21,925)	182
Share-based compensation income	25(a)	(324)	-	(324)	-
Unrealized gain on marketable securities		(12,593)	(1,333)	(16,293)	(1,333)
Accrued interest and accretion expense		2,466	398	5,035	1,901
Financing fees		-	252	-	2,373
Interest and other income		-	-	(59)	-
Deferred tax expense (recovery)		(1,909)	139	1,950	(1,916)
Changes in non-cash working capital
GST recoverable		(778)	(181)	(3,351)	(266)
Accounts receivable		(2,093)	787	(2,047)	(713)
Inventory		(2,571)	(307)	(5,224)	400
Biological assets		1,447	-	1,447	-
Prepaid and other current assets		(94)	(6,992)	356	(7,533)
Accounts payable and accrued liabilities		(13,056)	739	(9,616)	916
Income taxes payable		742	-	742	-
Deferred revenue		(238)	(1,089)	(182)	(390)
		(26,915)	(9,183)	(36,546)	(15,192)

Investing activities
Short-term investments	4	218	-	(179)	-
Marketable securities and derivatives		(15,457)	(1,250)	(55,205)	(1,250)
Share subscriptions		(55,000)	-	(55,000)	-
Convertible debenture		-	(2,000)	-	(2,000)
Notes receivable		-	(191)	(4,236)	(191)
Purchase of property, plant and equipment	10	(43,736)	(8,124)	(97,672)	(12,966)
Acquisition of businesses, net of cash acquired	12	(110,148)	(1,223)	(118,670)	(4,641)
Acquisition of assets	12	578	-	(377)	-
Investment in associates		(105,086)	-	(105,086)	-
Contingent consideration payable		6,192	-	6,192	-
Deposits		(1,382)	-	(1,978)	-
		(323,821)	(12,788)	(432,211)	(21,048)

Financing activities
Finance lease		191	(241)	157	(177)
Proceeds of convertible notes		345,000	-	345,000	40,000
Repayment of short term loans		(252)	(666)	(252)	(6,215)
Repayment of long term loans		-	-	-	(4,000)
Financing fees		(11,873)	(50)	(11,873)	(1,660)
Special warrant subscriptions		(111,009)	-	-	-
Shares issued for cash, net of share issue costs		11,262	78,198	208,683	119,149
Acquisition of non-controlling interest		(2,446)	-	(1,584)	-
		230,873	77,241	540,131	147,097

Effect of foreign exchange on cash and cash equivalents		45	-	(147)	-
Increase (decrease) in cash and cash equivalents		(119,818)	55,270	71,227	110,857
Cash and cash equivalents, beginning of period		350,841	55,846	159,796	259
Cash and cash equivalents, end of period		231,023	111,116	231,023	111,116

AURORA CANNABIS INC.
Condensed Interim Consolidated Statements of Cash Flows
Nine months ended March 31, 2018 and 2017
(Unaudited – In thousands of Canadian dollars)

(Continued)

	Three months ended		Nine months ended
	March 31,		March 31,
	2018	2017	2018	2017
	$	$	$	$
Supplementary information:
Property, plant and equipment in accounts payable	6,301	2,021	6,301	2,021
Depreciation in production costs	249	103	610	252

The accompanying notes are an integral part of these Condensed Interim Consolidated Financial Statements.

AURORA CANNABIS INC.
Notes to the Condensed Interim Consolidated Financial Statements
Three and nine months ended March 31, 2018 and 2017
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

1.	Nature of Operations

Aurora Cannabis Inc. (the “Company” or “Aurora”) was incorporated under the Business Corporations Act (British Columbia). The Company’s shares are listed on the Toronto Stock Exchange (the “Exchange”) under the symbol “ACB” and on the OTCQX under the symbol “ACBFF”.

The head office and principal address of the Company is Suite 1500 - 1199 West Hastings Street, Vancouver, BC, Canada, V6E 3T5. The Company’s registered and records office address is Suite 1500 - 1055 West Georgia Street, Vancouver, BC V6E 4N7.

The Company’s principal business is the production and distribution of medical cannabis in Canada pursuant to the Access to Cannabis for Medical Purposes Regulations (“ACMPR”) and the distribution of wholesale medical cannabis in the European Union pursuant to the German Medicinal Products Act and German Narcotic Drugs Act.

2.	Significant Accounting Policies

(a)	Basis of presentation

The condensed interim consolidated financial statements of the Company have been prepared in accordance with International Accounting Standards 34, “Interim Financial Reporting” (“IAS 34”), using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee (“IFRIC”).

The condensed interim consolidated financial statements do not include all of the information required for full annual financial statements. The accounting policies and critical estimates applied by the Company in these condensed interim consolidated financial statements are the same as those applied in the Company’s annual consolidated financial statements as at and for the year ended June 30, 2017.

The Company has reclassified certain immaterial items on the comparative condensed interim consolidated statement of comprehensive loss to conform with current period’s presentation and improve clarity.

These condensed interim consolidated financial statements were approved and authorized for issue by the Board of Directors of the Company on May 7, 2018.

(b)	Basis of consolidation

These condensed interim consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. Subsidiaries over which the Company has control are fully consolidated from the date control commences until the date control ceases. Control exists when the Company is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. In assessing control, potential voting rights that are currently exercisable are taken into account. All intercompany balances and transactions are eliminated on consolidation.

AURORA CANNABIS INC.
Notes to the Condensed Interim Consolidated Financial Statements
Three and nine months ended March 31, 2018 and 2017
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

2.	Significant Accounting Policies (Continued)

(b)	Basis of consolidation (continued)

Subsidiaries over which the Company has significant influence (investments in joint ventures and associates) are accounted for under the equity method. Significant influence is assumed when the Company has 20%-50% ownership interest, unless qualitative factors overcome this assumption. Investments in associates are recognized initially at cost, inclusive of transaction costs. The consolidated financial statements include the Company's share of the income and expenses and equity movement of equity accounted investees, from the date significant influence commences until the date significant influence ceases.

(c)	Basis of measurement

The condensed interim consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments, biological assets, derivatives and acquisition related contingent consideration which are measured at fair value.

(d)	Functional and presentation of foreign currency

The condensed interim consolidated financial statements are presented in Canadian dollars unless otherwise noted. The functional currencies of the Company and its subsidiaries are as follows:

Pedanios GmbH and CanniMed Germany are the European Euro;
Aurora Nordic Cannabis A/S is the Danish Krone;
Australis Holdings LLP and SubTerra LLC are the US dollar;
Cann Group Limited is the Australian dollar; and
Aurora and remaining subsidiaries are the Canadian dollar.

(e)	Significant accounting judgments, estimates and assumptions

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates, and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.

Significant judgments, estimates and assumptions that have the most significant effect on the amounts recognized in the financial statements are described below.

(i)	Investment in associates and joint ventures

Judgement is required in the assessment of whether the Company has control or significant influence in terms of the variability of returns from the Company’s involvement in the investee, the ability to use power to affect those returns and the significance of the Company’s investment in the investee. The Company classified its investments considering this assessment of control or significant influence. (Note 6)

AURORA CANNABIS INC.
Notes to the Condensed Interim Consolidated Financial Statements
Three and nine months ended March 31, 2018 and 2017
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

2.	Significant Accounting Policies (Continued)

(e)	Significant accounting judgments, estimates and assumptions (continued)

(ii)	Business combinations and asset acquisitions

Classification of an acquisition as a business combination or an asset acquisition depends on whether the assets acquired constitute a business, which can be a complex judgement. Whether an acquisition is classified as a business combination or asset acquisition can have a significant impact on the entries made on and after acquisition. (Note 12)

In a business combination, all identifiable assets, liabilities and contingent liabilities acquired are recorded at their fair values. One of the most significant estimates relates to the determination of the fair value of these assets and liabilities. The contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is remeasured at subsequent reporting dates in accordance with IAS 39, or IAS 37 Provisions, Contingent Liabilities and Contingent Assets, as appropriate, with the corresponding gain or loss being recognized in profit or loss. For any intangible asset identified, depending on the type of intangible asset and the complexity of determining its fair value, an independent valuation expert or management may develop the fair value, using appropriate valuation techniques, which are generally based on a forecast of the total expected future net cash flows. The evaluations are linked closely to the assumptions made by management regarding the future performance of the assets concerned and any changes in the discount rate applied.

Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. Where provisional values are used in accounting for a business combination, they may be adjusted retrospectively in subsequent periods. However, the measurement period will last for one year from the acquisition date.

(iii)	Goodwill and intangible asset impairment

The Company performs an annual test for goodwill impairment in the fourth quarter for each of the cash generating units (CGUs with goodwill allocated), and whenever events or circumstances make it more likely than not that an impairment may have occurred, such as a significant adverse change in the business climate or a decision to sell or dispose all or a portion of a reporting unit. Determining whether an impairment has occurred requires valuation of the respective CGU, which we estimate using a discounted cash flow method. When available and as appropriate, we use comparative market multiples to corroborate discounted cash flow results. In applying this methodology, we rely on a number of factors, including actual operating results, future business plans, economic projections and market data. The Company tests intangible assets with indefinite lives annually for impairment using a fair value method such as discounted cash flows.

AURORA CANNABIS INC.
Notes to the Condensed Interim Consolidated Financial Statements
Three and nine months ended March 31, 2018 and 2017
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

2.	Significant Accounting Policies (Continued)

(e)	Significant accounting judgments, estimates and assumptions (continued)

(iv)	Convertible instruments

Convertible notes are compound financial instruments which are accounted for separately by their components: a financial liability and an equity instrument. The financial liability, which represents the obligation to pay coupon interest on the convertible notes in the future, is initially measured at its fair value and subsequently measured at amortized cost. The residual amount is accounted for as an equity instrument at issuance. The identification of convertible notes components is based on interpretations of the substance of the contractual arrangement and therefore requires judgment from management. The separation of the components affects the initial recognition of the convertible debenture at issuance and the subsequent recognition of interest on the liability component. The determination of the fair value of the liability is also based on a number of assumptions, including contractual future cash flows, discount rates and the presence of any derivative financial instruments.

(f)	Recent accounting pronouncements

There were no new standards effective July 1, 2017 that had an impact on the Company’s condensed interim consolidated financial statements. The following IFRS standards have been recently issued by the IASB. Pronouncements that are not applicable or where it has been determined do not have a significant impact to the Company have been excluded herein.

(i)	IFRS 7 Financial instruments: Disclosure

IFRS 7 Financial instruments: Disclosure, was amended to require additional disclosures on transition from IAS 39 to IFRS 9. IFRS 7 is effective on adoption of IFRS 9, which is effective for annual periods commencing on or after January 1, 2018. The Company is assessing the impact of this amendment on its consolidated financial statements.

(ii)	IFRS 9, Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments, which reflects all phases of the financial instruments project and replaces IAS 39 Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after 1 January 2018, with early application permitted. The Company is assessing the impact of this new standard on its consolidated financial statements.

(iii)	IFRS 15 Revenue from Contracts with Customers

The IASB replaced IAS 18 Revenue, in its entirety with IFRS 15 Revenue from Contracts with Customers. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. IFRS 15 is effective for annual periods beginning on or after January 1, 2018, with early application permitted.

The Company intends to adopt IFRS 15 on July 1, 2018 using the modified retrospective approach where the cumulative impact of adoption will be recognized in retained earnings as of July 1, 2018 and comparatives will not be restated.

AURORA CANNABIS INC.
Notes to the Condensed Interim Consolidated Financial Statements
Three and nine months ended March 31, 2018 and 2017
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

2.	Significant Accounting Policies (Continued)

(f)	Recent accounting pronouncements (continued)

(iii)	IFRS 15 Revenue from Contracts with Customers (continued)

The Company has conducted a preliminary assessment of the impact from this new standard. Under IFRS 15, revenue from the sale of medicinal cannabis would be recognized at a point in time when control over the goods have been transferred to the customer. The Company transfers control and satisfies its performance obligation upon delivery and acceptance by the customer, which is consistent with the Company’s current revenue recognition policy under IAS 18.

Referral revenues earned from Licensed Producers through CanvasRx are recognized over a period of time as the referred patients remain active with the Licensed Producers. This is consistent with the Company’s current revenue recognition policy under IAS 18 where revenue is recognized on a monthly basis over a specified period of time that the referred patient remains an active purchaser of medical cannabis with the Licensed Producer.

Based on the Company’s preliminary assessment, the adoption of this new standard is not expected to have a material impact on its consolidated financial statements.

(iv)	IFRS 16 Leases

In January 2016, the IASB issued IFRS 16 Leases, which will replace IAS 17 Leases. This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than twelve months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. The standard will be effective for annual periods beginning on or after January 1, 2019, with earlier application permitted for entities that apply IFRS 15 Revenue from Contracts with Customers at or before the date of initial adoption of IFRS 16. The Company is assessing the impact of this new standard on its consolidated financial statements.

3.	Cash and cash equivalents

As of March 31, 2018, $34,500 cash was in a legal trust reserved for the LIQ subscription receipts subject to LIQ shareholder approval (Note 11(c)), and $5,962 cash was in trust reserved for the CanniMed acquisition (Note 11(h)).

4.	Short-term Investments

Short-term investments consist of an aggregate of $690 in guaranteed investment certificates (“GIC”) with maturity dates between of October 29, 2018 and November 7, 2018, bearing annual interest rates ranging from prime rate less 2.25% . The GICs are restricted and held as security against the Company’s corporate credit cards.

5.	Accounts Receivable

	March 31, 2018	June 30, 2017
	$	$
Trade receivables	8,333	1,346
GST recoverable	4,761	966
	13,094	2,312

AURORA CANNABIS INC.
Notes to the Condensed Interim Consolidated Financial Statements
Three and nine months ended March 31, 2018 and 2017
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

6.	Investments

(a)	Convertible debenture

Financial asset hierarchy level	Level 3
Radient
$
Investment at cost	2,000
Unrealized gain recognized at inception	12,564
Unrealized gain (losses) on changes in fair value	(3,493)
Balance, June 30, 2017	11,071
Unrealized gain on changes in fair value	830
Conversion of debenture	(11,901)
Balance, March 31, 2018	-

On February 13, 2017, the Company purchased a $2,000 unsecured 10% convertible debenture of Radient, convertible into units at $0.14 per unit. Each unit consisted of one common share and one warrant exercisable at a price of $0.33 per share expiring February 13, 2019.

On July 28, 2017, the Company received 14,285,714 units of Radient pursuant to the mandatory conversion of the debenture. The Company also received an aggregate of 181,707 units of Radient for its interest payments of $91.

On conversion, the Company recognized an unrealized gain of $830 on the debentures and fully amortized the remaining deferred inception gain balance of $6,107 on the shares. The fair value of the debenture of $11,901 on conversion was estimated by measuring the fair value of the shares at a quoted market price of $0.53 and the warrants using the Black-Scholes pricing model with the following assumptions: risk-free interest rate of 1.31%; dividend yield of 0%; stock price volatility of 91.53%; and an expected life of 1.57 years. Note 6(b)(iv)

AURORA CANNABIS INC.
Notes to the Condensed Interim Consolidated Financial Statements
Three and nine months ended March 31, 2018 and 2017
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

6.	Investments (Continued)

(b)	Marketable securities and derivatives

The Company held the following value of marketable securities and derivative investments as at March 31, 2018:

Financial asset hierarchy	Level 1					Level 3
	Marketable Securities (“MS”)					Derivatives
Financial assets	Cann Group	CanniMed	Micron	Radient	Total MS	Micron	Radient	Namaste	Total
	(i)	(ii)	(iii)	(iv)		(iii)	(iv)	(v)	Derivatives
	$	$	$	$	$	$	$	$	$
Balance, June 30, 2016
Additions	6,627	-	-	1,023	7,650	-	306	-	306
Unrealized gain recognized at inception	-	-	-	1,334	1,334	-	380	-	380
Unrealized gain (losses) on changes in fair value	6,806	-	-	(945)	5,861	-	(394)	-	(394)
Balance, June 30, 2017	13,433	-	-	1,412	14,845	-	292	-	292
Additions at cost	-	16,144	962	4,199	21,305	538	2,083	-	2,621
Share-based compensation	-	-	-	-	-	-	-	325	325
Unrealized gain recognized at inception	-	-	2,170	3,700	5,870	1,213	1,837	-	3,050
Unrealized gain on changes in fair value	11,669	10,423	(1,059)	8,953	29,986	(893)	17,971	4	17,082
Reclassification to investment in associates (Note 11(b))	(25,102)	-	-	-	(25,102)	-	-	-	-
Acquisition of control (Note 12(h))	-	(26,567)	-	-	(26,567)	-	-	-	-
Conversion of debenture	-	-	-	7,571	7,571	-	4,330	-	4,330
Exercise of warrants	-	-	-	29,501	29,501	-	(23,723)	-	(23,723)
Balance, March 31, 2018	-	-	2,073	55,336	57,409	858	2,790	329	3,977

The Company held the following number of marketable securities and derivatives as at March 31, 2018:

	Marketable Securities				Warrant Derivatives		Option
							Derivatives
	Cann Group	CanniMed	Micron	Radient	Micron	Radient	Namaste
	(i)	(ii)	(iii)	(iv)	(iii)	(iv)	(v)
	#	#	#	#	#	#	#
Balance, June 30, 2016	-	-	-	-	-	-	-
Additions	21,562,314	-	-	2,881,967	-	1,493,067	-
Balance, June 30, 2017	21,562,314	-	-	2,881,967	-	1,493,067	-
Additions	-	700,600	4,411,765	4,619,429	4,411,765	4,619,429	500,000
Reclassification to investment in associates (Note 11(b))	(21,562,314)	-	-	-	-	-	-
Acquisition of control (Note 12(h))	-	(700,600)	-	-	-	-	-
Conversion of debenture	-	-	-	14,285,714	-	14,285,714	-
Exercise of warrants	-	-	-	15,856,321	-	(15,856,321)	-
Balance, March 31, 2018	-	-	4,411,765	37,643,431	4,411,765	4,541,889	500,000

AURORA CANNABIS INC.
Notes to the Condensed Interim Consolidated Financial Statements
Three and nine months ended March 31, 2018 and 2017
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

6.	Investments (Continued)

(b)	Marketable securities and derivatives (continued)

(i)	Cann Group Limited (“Cann Group”)

On April 25, 2017, the Company subscribed to the initial public offering of Cann Group on the Australian Stock Exchange for 21,562,314 fully paid ordinary shares at a price of A$0.30 per share for a total investment of $6,627 (A$6,469).

On December 11, 2017, the Company acquired an additional 7,200,000 shares of Cann Group at A$2.50 per share for a total investment of $17,577 (A$18,000), bringing the Company’s total ownership interest to 21.8% . As a result, the Company obtained significant influence in Cann Group, and the investment was accounted for under the equity method. The cost of the investment was reclassified to investment in associates (Note 11(b)), and the cumulative unrealized gains on changes in fair value of marketable securities of $18,939 and foreign exchange losses of $464 were reversed from comprehensive income.

(ii)	CanniMed Therapeutics Inc. (“CanniMed”)

On November 24, 2017, the Company formally commenced an offer to purchase all of the issued and outstanding common shares of CanniMed. During the nine months ended March 31, 2018, the Company purchased an aggregate of 700,600 common shares of CanniMed at an average price of $23.04 per share for a total cost of $16,144.

On March 15, 2018, the Company acquired control of CanniMed. On acquisition of control, the Company recognized an unrealized gain on changes in fair value of the investments of $10,423 and the total fair value of $26,567 has been transferred to goodwill. (Note 12(h))

(iii)	Micron Waste Technologies Inc. (“Micron”)

On January 12, 2018, the Company subscribed to 4,411,765 units of Micron at $0.34 per unit for a total investment of $1,500. Each unit consists of one common share and one common share purchase warrant exercisable at $0.50 per share expiring January 12, 2020.

At March 31, 2018, the fair value of the shares of $2,073 was based on quoted market prices of $0.47 (inception - $0.71) and the fair value of the warrants was estimated using the Black-Scholes pricing model with the following assumptions: risk-free interest rate of 1.76% (inception – 1.71%); dividend yield of 0% (inception – 0%); stock price volatility of 83.31% (inception – 85.65%); and an expected life of 1.79 years (inception – 2 years).

AURORA CANNABIS INC.
Notes to the Condensed Interim Consolidated Financial Statements
Three and nine months ended March 31, 2018 and 2017
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

6.	Investments (Continued)

(b)	Marketable securities and derivatives (continued)

(iv)	Radient Technologies Inc. (“Radient”)

The Company acquired the following securities of Radient:

				Warrant
				Exercise
Date	Transactions	Shares (#)	Warrants (#)	Price ($)	Cost ($)
March 9, 2017	Private placement of units @ $0.45 per unit	2,777,800	1,388,900	0.70	1,250
May 13, 2017	Convertible debenture interests (Note 5(a))	104,167	104,167	0.48	50
July 28, 2017	Convertible debenture interests (Note 5(a))	77,540	77,540	0.53	41
July 28 2017	Debentures converted (Note 5(a))	14,285,714	14,285,714	0.33	2,000
Dec. 11, 2017	Private placement of units @ $1.37 per unit	4,541,889	4,541,889	1.71	6,222
		21,787,110	20,398,210		9,563

On December 11, 2017, the Company exercised an aggregate of 15,856,321 warrants of Radient for a total cost of $5,777. On exercise, the Company recorded unrealized gains on changes in fair value of the derivatives of $22,678 and fully amortized the remaining deferred inception gain of $3,856. The aggregate fair value of the exercised warrants of $23,723 was estimated using the Black-Scholes pricing model with the following weighted average assumptions: risk-free interest rate of 1.49%; dividend yield of 0%; stock price volatility of 96.70%; and an expected life of 1.19 years.

At March 31, 2018, the fair value of the 37,643,431 common shares of $55,336 was based on a quoted market price of $1.47 per share and the fair value of the 4,541,889 warrants of $2,790 was estimated using the Black-Scholes pricing model with the following weighted average assumptions: risk-free interest rate of 1.76%; dividend yield of 0%; stock price volatility of 91.99%; and an expected life of 1.70 years.

As at June 30, 2017, the Company held an aggregate of 2,881,967 common shares and 1,493,067 warrants. At June 30, 2017, the $1,412 fair value of these shares was based on a quoted market price of $0.49 per share (inception - $0.83) and the $292 fair value of the warrants was estimated using the Black-Scholes pricing model with the following weighted average assumptions: risk-free interest rate of 1.10% (inception – 0.83%); dividend yield of 0% (inception – 0%); stock price volatility of 99.05% (inception – 101.40%); and an expected life of 1.69 years (inception – 2.00 years).

(v)	Namaste Technologies Inc. (“Namaste”)

The Company entered into a Private-Label Software Agreement with Namaste whereby NamasteMD.com, Namaste’s online telemedicine platform for patient consultation and registration, will provide CanvasRx with a customized CanvasRx-branded version of the software.

In consideration of the Company’s assistance for the future optimization of NamasteMd, Namaste issued  500,000 stock options to the Company exercisable at $3.35 per share for 48 months, vesting quarterly over 12 months.

At March 31, 2018, the fair value of the options of $329 was estimated using the Black-Scholes pricing model with the following weighted average assumptions: risk-free interest rate of 1.77%; dividend yield of 0%; stock price volatility of 125%; and an expected life of 3.75 years.

AURORA CANNABIS INC.
Notes to the Condensed Interim Consolidated Financial Statements
Three and nine months ended March 31, 2018 and 2017
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

6.	Investments (Continued)

(c)	Share subscriptions

On January 12, 2018, the Company subscribed to 33,333,334 subscription receipts of The Green Organic Dutchman Holdings Ltd. (“TGOD”) at $1.65 per subscription receipt for a total cost of $55,000. On May 2, 2018, TGOD completed its IPO and the subscription receipts were converted into units of TGOD consisting of one common share and one-half of one share purchase warrant, with each whole warrant exercisable at $3.00 per share and expiring on the earlier of February 28, 2021 and the date that is 36 months after TGOD’s common shares are listed for trading on an exchange.

Pursuant to an investor rights agreement entered into with TGOD, the Company subscribed to TGOD’s IPO of 6,341,250 units at a price of $3.65 per unit for a total investment of $23,146. Each unit consists of one common share and one-half of one share purchase warrant of TGOD. Each whole warrant is exercisable at $7.00 per share and expires 24 months from closing, subject to accelerated expiry if TGOD’s shares trade at or above a VWAP of $9.00 for any 10 consecutive trading day period.

The Company provides design and construction consulting to TGOD and generated $950 from these services during the nine months ended March 31, 2018.

7.	Inventory

The Company held the following inventory as of March 31, 2018:

	Capitalized	Biological asset	Carrying
	cost	fair value adjustment	value
	$	$	$

Harvested cannabis
Finished goods	7,084	12,365	19,449

Cannabis oils
Work-in-process	619	942	1,561
Finished goods	730	1,103	1,833
	1,349	2,045	3,394
Capsules
Work-in-process	7	16	23
Finished goods	8	21	29
	15	37	52
Home cultivation systems
Raw materials	407	-	407
Work-in-process	178	-	178
Finished goods	3	-	3
	588	-	588
Hemp seed food products
Work-in-process	501	39	540
Finished goods	1,769	303	2,072
	2,270	342	2,612

Supplies and consumables	636	-	636

Accessories	48	-	48

Balance, March 31, 2018	11,990	14,789	26,779

AURORA CANNABIS INC.
Notes to the Condensed Interim Consolidated Financial Statements
Three and nine months ended March 31, 2018 and 2017
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

7.	Inventory (Continued)

The Company held the following inventory as of June 30, 2017:

	Capitalized	Biological asset	Carrying
	cost	fair value adjustment	value
	$	$	$
Harvested cannabis
Work-in-process	304	373	677
Finished goods	2,332	2,836	5,168
	2,636	3,209	5,845
Cannabis oils
Work-in process	342	790	1,132
Finished goods	147	397	544
	489	1,187	1,676
Supplies and consumables	182	-	182
Balance, June 30, 2017	3,307	4,396	7,703

During the three and nine months ended March 31, 2018, inventory recognized as an expense in cost of goods sold amounted to $6,827 and $14,736, respectively ($2,241 and $6,853 during the three and nine months ended March 31, 2017).

8.	Biological Assets

The Company’s biological assets consist of seeds and cannabis plants. The changes in the carrying value of biological assets are as follows:

$
Balance at June 30, 2016	1,845
Changes in fair value less cost to sell due to biological transformation	22,772
Transferred to inventory upon harvest	(20,529)
Balance at June 30, 2017	4,088
Production costs capitalized	4,487
Biological assets acquired from CanniMed (Note 12(h))	1,447
Changes in fair value less cost to sell due to biological transformation	12,350
Transferred to inventory upon harvest	(16,789)
Balance at March 31, 2018	5,583

The average grow cycle of plants up to the point of harvest is approximately twelve weeks. Plants not in production are valued at the fair market value less costs to sell. Plants in production are plants that are in the flowering stage and are valued at fair value less cost to complete and cost to sell, where fair value represents the Company’s selling price per gram of dried cannabis. As of March 31, 2018, the weighted average fair value less cost to complete and cost to sell was $8.06 per gram (June 30, 2017 - $6.52 per gram).

The fair value of biological assets is categorized within Level 3 on the fair value hierarchy. The significant assumptions used in determining the fair value of biological assets include:

(a)	Expected yield by plant;
(b)	Wastage of plants;
(c)	Duration of the production cycle;
(d)	Percentage of costs incurred as of this date compared to the total costs expected to be incurred;
(e)	Percentage of costs incurred for each stage of plant growth; and
(f)	Market values.

AURORA CANNABIS INC.
Notes to the Condensed Interim Consolidated Financial Statements
Three and nine months ended March 31, 2018 and 2017
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

8.	Biological Assets (Continued)

The Company estimates that an effect of a $1.00 increase or decrease in the market price per gram of dried cannabis, as at March 31, 2018, would result in an increase or decrease of approximately $407 (June 30, 2017 - $440) to the fair value of biological assets. Additionally, an effect of a 10% increase or decrease in production wages, as at March 31, 2018, would result in an increase or decrease of approximately $34 (June 30, 2017 - $192) to the fair value of biological assets.

As of March 31, 2018, it was expected that the Company’s biological assets would yield approximately 1,173,827 grams (June 30, 2017 – 599,245 grams) of medical cannabis when harvested. The Company’s estimates are, by their nature, subject to change and differences from the anticipated yield will be reflected in the gain or loss on biological assets in future periods.

9.	Promissory Notes Receivable

(a)

Pursuant to promissory notes, the Company advanced an aggregate of $2,250 (June 30, 2017 - $750) to Hempco. The notes were secured, bore interest of between 8% to 10% per annum and were due on demand. On November 15, 2017, the loans and accrued interest were repaid and applied towards the Company’s private placement subscription in Hempco. (Note 12(e))

(b)

On September 26, 2017, the Company entered into a loan agreement with H2 Biopharma Inc. (“H2”) in the principal amount of $3,000. The loan is secured and bears interest at 12% per annum. On November 30, 2017, the Company acquired a 100% interest in H2. The loan remains outstanding and is eliminated on consolidation. (Note 12(f))

(c)

Aggregate promissory notes of $716 (June 30, 2017 - $472) issued to BCNL and UCI were secured, receivable on demand and bore interest at 8% per annum. On September 29, 2017, the Company acquired BCNL and UCI and the loans were applied against the acquisition consideration. (Note 12(d))

10.	Property, Plant and Equipment

			Computer		Production	Finance
	Building &	Construction	Software &	Furniture	& Other	Lease
	Improvements	in progress	Equipment	& Fixtures	Equipment	Equipment	Total
	$	$	$	$	$	$	$
Cost
Balance, June 30, 2016	10,831	-	444	109	1,020	-	12,404
Additions	1,944	26,571	398	149	778	544	30,384
Additions from business combinations	4,407	-	63	34	364	-	4,868
Disposals	-	-	-	-	(12)	-	(12)
Balance, June 30, 2017	17,182	26,571	905	292	2,150	544	47,644
Additions	9,068	82,305	1,580	2,631	5,337	-	100,921
Additions from business combinations	30,540	7,969	33	829	7,129	247	46,747
Disposals	-	(14)	(2)	(1)	-	-	(17)
Foreign currency translation	-	-	5	-	-	-	5
Balance, March 31, 2018	56,790	116,831	2,521	3,751	14,616	791	195,300

AURORA CANNABIS INC.
Notes to the Condensed Interim Consolidated Financial Statements
Three and nine months ended March 31, 2018 and 2017
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

10.	Property, Plant and Equipment (Continued)

			Computer		Production	Finance
	Building &	Construction	Software &	Furniture	& Other	Lease
	Improvements	In Progress	Equipment	& Fixtures	Equipment	Equipment	Total
	$	$	$	$	$	$	$
Accumulated Depreciation
Balance, June 30, 2016	616	-	162	19	237	-	1,034
Depreciation	438	-	221	40	351	39	1,089
Disposals	-	-	-	-	(2)	-	(2)
Balance, June 30, 2017	1,054	-	383	59	586	39	2,121
Depreciation	557	-	285	209	729	69	1,849
Disposals	-	88	(1)	-	-	-	87
Foreign currency translation	-	-	4	-	-	-	4
Balance, March 31, 2018	1,611	88	671	268	1,315	108	4,061

Net Book Value
June 30, 2017	16,128	26,571	522	233	1,564	505	45,523
March 31, 2018	55,179	116,743	1,850	3,483	13,301	683	191,239

The Company is constructing an 800,000 square foot production facility at the Edmonton International Airport (“EIA”). As at March 31, 2018, costs related to the construction of this facility were capitalized as construction in progress and not amortized. Amortization will commence when construction is completed, and the facility is available for its intended use.

During the three and nine months ended March 31, 2018, $1,444 and $3,998 (three and nine months ended March 31, 2017 - $Nil and $Nil) in borrowing costs were capitalized to construction in progress at a weighted average rate of 20% and 20%, respectively (three and nine months ended March 31, 2017 - Nil% and Nil%).

11.	Investments in Associates and Joint Venture

The investments in associates and joint venture consist of:

	March 31, 2018	June 30, 2017
	$	$
(a) Australis Holdings LLP (“Australis Holdings”)	-	-
(b) Cann Group Limited (“Cann Group”)	31,972	-
(c) Liquor Stores N.A. Ltd. (“LIQ”)	104,371	-
(d) SubTerra LLC (“SubTerra”) and 10647594 Canada Inc. (“10647594”)	212	-
	136,555	-

(a)	Australis Holdings

On April 7, 2015, the Company’s wholly-owned subsidiary, Australis Capital Inc. (“ACI”), entered into a Limited Liability Partnership Agreement with AJR Builders Group LLC and formed Australis Holdings, a Washington Limited Liability Partnership. Each of ACI and AJR holds a 50% interest in Australis Holdings.

Australis Holdings purchased two parcels of land in 2015 totaling approximately 24.5 acres (the “Property”) in Whatcom county, Washington for USD$2,300, with the initial intention to construct a new cannabis production and processing facility. The Company subsequently decided not to move forward with US cannabis production and listed the land for sale.

AURORA CANNABIS INC.
Notes to the Condensed Interim Consolidated Financial Statements
Three and nine months ended March 31, 2018 and 2017
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

11.	Investments in Associates and Joint Venture (Continued)

(a)	Australis Holdings (continued)

Pursuant to a promissory note dated April 10, 2015, the Company through ACI loaned $1,645 to Australis Holdings to fund the purchase of the Property. The note bears interest at a rate of 5% per annum and had an original maturity date of October 31, 2017 which was extended to October 31, 2018. In the event of a default, interest will be charged at 12% per annum. The note is secured by a first mortgage on one parcel of the Property and a second mortgage on the other title as well as a general security agreement granting ACI security over all present and after acquired property of Australis Holdings.

During the three and nine months ended March 31, 2018, the Company accrued interest of $16 and $37 respectively (three and nine months ended March 31, 2017 - $10 and $31) related to this loan.

Included in loans receivable are advances of $1,627 to Australis Holdings. The advances are unsecured, non-interest bearing and have no fixed terms of repayment.

The following table summarizes the financial information of Australis Holdings:

Statement of Financial Position:

	March 31, 2018	June 30, 2017
	US$	US$
Current assets	1	107
Non-current assets	2,300	2,300
Current liabilities	(1,266)	(283)
Non-current liabilities	(1,503)	(2,415)
Net assets (100%)	(468)	(291)

Statement of Loss and Comprehensive Loss

Net loss and comprehensive loss (100%)	177	138

(b)	Cann Group

	March 31, 2018	June 30, 2017
	$	$
Investment at cost	32,188	-
Loss recognized on investment	(216)	-
Ending balance	31,972	-

As of March 31, 2018, the Company held 31,956,347 shares of Cann Group for a total cost of $32,188, representing a 22.9% ownership interest. (Note 6(b)(i))

AURORA CANNABIS INC.
Notes to the Condensed Interim Consolidated Financial Statements
Three and nine months ended March 31, 2018 and 2017
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

11.	Investments in Associates and Joint Venture (Continued)

(b)	Cann Group (continued)

The following table summarizes the financial information of Cann Group as at December 31, 2017, based on most recent publicly available financial information:

December 31, 2017
AUS $
Current assets	67,196
Non-current assets	3,546
Current liabilities	(1,149)
Non-current liabilities	(18)
Net assets (100%)	69,575

Six months ended
December 31, 2017
Net loss and comprehensive loss (100%)	(1,463)

The following table summarizes the carrying amount of the Company’s interest in Cann Group as at March 31, 2018:

March 31, 2018
Company’s share (%)	22.9%
$
Share of net assets	15,890
Goodwill	16,298
Share of net loss and comprehensive loss	(216)
31,972

Based on Cann Group’s closing price of A$2.98 on March 31, 2018, the shares held by the Company have a fair value of approximately $94,973 (A$95,230).

(c)	LIQ

On February 14, 2018, the Company subscribed to LIQ’s non-brokered private placement for 6,900,000 common shares at $15.00 per share for a total cost of $103,500, representing a 19.9% interest in LIQ. Management determined that the Company has significant influence over LIQ and accounted for the investment under the equity method.

The Company also subscribed to 2,300,000 subscription receipts of LIQ at $15.00 per subscription receipt for a total cost of $34,500 which upon conversion to common shares will increase the Company’s ownership to approximately 25% on an undiluted basis. As of March 31, 2018, the $34,500 paid for the subscription receipts remains in a trust account (Note 3).

For no additional consideration, the Company also received 11,880,000 share purchase warrants of LIQ which will allow the Company to increase its pro rata equity interest to approximately 40% on a fully diluted basis. The share purchase warrants are exercisable between $15.00 and $15.75 per share and expiring between August 14, 2019 and January 31, 2022. The subscription receipts and share purchase warrants are subject to the approval of LIQ’s shareholders at its annual general meeting in May 2018.

AURORA CANNABIS INC.
Notes to the Condensed Interim Consolidated Financial Statements
Three and nine months ended March 31, 2018 and 2017
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

11.	Investments in Associates and Joint Venture (Continued)

(c)	LIQ (continued)

	March 31, 2018	June 30, 2017
	$	$
Investment at cost	103,500	-
Transaction costs	1,585
Loss recognized on investment	(714)	-
Ending balance	104,371	-

The following table summarizes the financial information of LIQ as at December 31, 2017, based on most recent publicly available financial information on February 14, 2018:

December 31, 2017
$
Current assets	117,654
Non-current assets	238,748
Current liabilities	(53,397)
Non-current liabilities	(109,220)
Net assets (100%)	193,785

Year Ended
December 31, 2017
Net loss and comprehensive loss (100%)	(28,753)

The following table summarizes the carrying amount of the Company’s interest in LIQ as at March 31, 2018:

March 31, 2018
Company’s share (%)	19.9%
$
Share of net assets	38,523
Goodwill	66,562
Share of net loss and comprehensive loss (1)	(714)
104,371

(1)	Based on LIQ’s most recent publicly available financial information for the period ended December 31, 2017.

Subsequent to March 31, 2018, the Company received a dividend of $621 from LIQ.

(d)	SubTerra LLC and 10647594

Pursuant to the acquisition of CanniMed (Note 12(h)), the Company acquired a 19.9% interest in SubTerra and a 19.9% interest in 10647594 which hold certain assets known as the Interleukin 37 protein.

	March 31, 2018	June 30, 2017
	$	$
Investment acquired from business combination	212	-

No income or loss was recognized on the investment from acquisition date to period end.

AURORA CANNABIS INC.
Notes to the Condensed Interim Consolidated Financial Statements
Three and nine months ended March 31, 2018 and 2017
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

12.	Acquisitions

(a)	CanvasRx Inc. (“CanvasRx”)

On August 17, 2016, the Company completed the acquisition of all of the issued and outstanding shares of CanvasRx pursuant to a Share Purchase Agreement dated August 9, 2016, as amended and restated on August 16, 2016 for a total consideration of $37,127. CanvasRx is a counseling and outreach service provider with over 24 physical locations in the provinces of Ontario and Alberta, Canada. The transaction was accounted for as a business combination.

$
Consideration
Cash paid at closing	1,575
Performance milestones achieved related to patients 17,875,000 common shares issued	11,440
Cash paid	1,575
Loan to CanvasRx	450
CanvasRx transaction expenses	250
Other liabilities assumed	18
Contingent consideration (1)	21,819
37,127

(1)

Contingent consideration represents the estimated discounted value of the $26,750 gross consideration to be paid out over a 20-month period on achievement of future performance milestones related to new counseling rooms opened, patient accruals and revenue targets.

This consideration may be satisfied, at the Company’s sole discretion, in cash or common shares at a 15% discount to the market price at the date of issuance, unless the market price of the Company’s share is $0.47 or below, at which point the consideration is convertible into a fixed number of shares. In any case, the issuance of the Company’s shares should not result in former CanvasRx shareholders accumulating 50% or more of the Company’s shares. If the consideration payments cannot be satisfied in cash and the issuance of shares would result in the former shareholders of CanvasRx accumulating 50% or more of the Company’s shares, a convertible debenture will be issued.

During the year ended June 30, 2017, certain patient and counselling room performance milestones were achieved, and the Company paid $2,608 and issued 2,926,103 shares at $2.074 per share to the former shareholders of CanvasRx.

During the nine months ended March 31, 2018, the Company issued 5,135,191 shares at weighted average price of $2.51 per share for patient, counselling rooms and revenue milestones achieved.

All common shares issued were accounted for at fair value at the dates of issuance.

AURORA CANNABIS INC.
Notes to the Condensed Interim Consolidated Financial Statements
Three and nine months ended March 31, 2018 and 2017
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

12.	Acquisitions (Continued)

(a)	CanvasRx (continued)

The purchase price was allocated as follows:

$
Net liabilities acquired	(797)
Intangible asset – customer relationships	4,250
Deferred tax liability	(836)
Goodwill	34,510
37,127

Goodwill recognized from the acquisition represents the expected benefit of future market share, revenue growth, and other intangibles that do not qualify for separate recognition including brand name and assembled workforce. None of the goodwill arising on this acquisition is deductible for tax purposes.

The Company is indemnified from any tax liability arising from pre-acquisition transactions of CanvasRx through adjustments to the purchase consideration.

The customer relationships are amortized on a straight-line basis over a period of 7 years. The Company recorded amortization of $152 and $721 for the three and nine months ended March 31, 2018.

Fair values of the net liabilities acquired included the following:

$
Sales tax receivable	39
Accounts receivable	212
251

Accounts payable and accrued liabilities	109
Deferred revenue	939
1,048
(797)

Net cash outflow on the acquisition is as follows:

$
Cash consideration	3,400
Add: bank overdraft	18
3,418

During the nine months ended March 31, 2018, acquisition costs of $224 (2017 - $165) related to certain contingent consideration and post-closing costs were excluded from the consideration transferred and were recognized as an expense in the current period.

For the year ended June 30, 2017, CanvasRx accounted for $1,702 in net loss since August 17, 2016. This amount included revenues of $2,145. If the acquisition had been completed on July 1, 2016, the Company estimates it would have recorded an increase of $159 in revenues and an increase of $920 in net loss for the year ended June 30, 2017.

AURORA CANNABIS INC.
Notes to the Condensed Interim Consolidated Financial Statements
Three and nine months ended March 31, 2018 and 2017
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

12.	Acquisitions (Continued)

(b)	Peloton Pharmaceuticals Inc. (“Peloton” or “Aurora Vie”)

On April 28, 2017, the Company, through its wholly-owned subsidiary, 10094595 Canada Inc., acquired 100% of the net assets of Peloton, a late-stage ACMPR applicant, out of bankruptcy protection. The transaction was accounted for as an asset acquisition.

The Company acquired all of the common shares of Peloton for a total consideration of $9,733 consisting of:

$
573,707 common shares	1,486
Cash	5,156
Trustee, legal fees and other acquisition costs	2,186
Acquisition related costs - 325,518 common shares	905
9,733

The allocation of the consideration to the fair value of the net assets acquired at the date of acquisition is as follows:

$
Building	4,401
Office, furniture and equipment	445
Intangible asset – ACMPR license application	4,887
9,733

In October 2017, the Company completed construction of the former Peloton 40,000 square foot cannabis production facility located in Pointe Claire, Quebec. The facility, known as Aurora Vie, received its cultivation license from Health Canada on October 27, 2017. Upon receipt of the ACMPR license to sell, the intangible asset will be amortized on a straight-line basis over the useful life of the facility or lease term.

The total consideration is subject to change pending settlement of all claims with the previous creditors by the bankruptcy trustee.

(c)	Pedanios GmbH (“Pedanios”)

In May 2017, the Company completed the acquisition of Pedanios, a registered wholesale importer, exporter and distributor of medical cannabis in Germany. The Company acquired all of the issued and outstanding shares of Pedanios for a total consideration of $23,728. The transaction was accounted for as a business combination.

Consideration	$
Cash paid at closing (€2,000)	3,019
8,316,782 common shares issued	20,709
23,728

AURORA CANNABIS INC.
Notes to the Condensed Interim Consolidated Financial Statements
Three and nine months ended March 31, 2018 and 2017
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

12.	Acquisitions (Continued)

(c)	Pedanios (continued)

The purchase price was allocated as follows:

$
Net assets acquired	1,184
Intangible assets – permits and licenses	22,544
Goodwill	6,590
Deferred tax liability	(6,590)
23,728

Goodwill reflects the deferred income tax liability recognized for all taxable temporary differences. None of the goodwill arising on this acquisition is deductible for tax purposes. The permits and licenses are classified as indefinite life intangible assets and are not amortized but are tested for impairment on an annual basis.

Fair values of the net assets acquired included the following:

$
Cash	743
Trade receivables	358
Inventories	328
Prepaid expenses and deposits	6
Equipment	13
1,448
Accounts payables and accrued liabilities	264
1,184

Net cash outflow on the Acquisition is as follows:

$
Cash consideration	3,019
Less: cash acquired	743
2,276

During the nine months ended March 31, 2018, acquisition costs of $28 (2016 - $nil) related to certain post-closing and contingent consideration costs were excluded from the consideration transferred and were recognized as an expense in the current period.

For the year ended June 30, 2017, Pedanios accounted for $294 in net loss since May 30, 2017. This amount included revenues of $439. If the acquisition had been completed on July 1, 2016, the Company estimates it would have recorded an increase of $1,699 in revenues and an increase of $19 in net loss for the year ended June 30, 2017.

(d)	BC Northern Lights Enterprises Ltd. (“BCNL”) and Urban Cultivator Inc. (“UCI”)

On September 29, 2017, the Company completed the acquisition of BCNL and UCI. BCNL is in the business of production and sale of proprietary systems for the safe, efficient and high-yield indoor cultivation of cannabis and UCI is in the business of production and sale of state-of-the-art indoor gardening appliances for the cultivation of organic microgreens, vegetables and herbs in home kitchens. The Company acquired all of the issued and outstanding shares of BCNL and UCI for aggregate consideration of $5,513. The transaction was accounted for as a business combination.

AURORA CANNABIS INC.
Notes to the Condensed Interim Consolidated Financial Statements
Three and nine months ended March 31, 2018 and 2017
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

12.	Acquisitions (Continued)

(d)	BCNL and UCI (continued)

$
Consideration
Cash	4,010
89,107 common shares	248
89,107 warrants (1)	136
Contingent consideration (2)	1,119
5,513

(1)	The warrants are exercisable at $2.8056 per share until September 29, 2020.

(2)

Contingent consideration represents the estimated fair value of the $4,000 gross consideration to be paid over a period of three years on achievement of future performance milestones related to aggregate earnings before interest, taxes, depreciation and amortization (“EBITDA”). The consideration may be paid in cash or common shares.

The purchase price was allocated as follows:

$
Net assets acquired	680
Intangible assets
Customer relationships	105
Brand	655
Assembled workforce	65
Design patent	521
Goodwill	3,664
Deferred tax liability	(177)
5,513

Goodwill represents expected synergies, future growth and other intangibles that do not qualify for separate recognition, as well as the deferred income tax liability recognized for all taxable temporary differences. None of the goodwill arising on this acquisition is deductible for tax purposes.

Fair values of the net assets acquired included the following:

$
Cash	138
Trade receivables	279
Other receivables	115
Inventories	874
Prepaid expenses and deposits	55
Equipment	149

Accounts payables and accrued liabilities	844
Deferred revenues	86
680

The gross contractual amount for trade receivables is $389, of which $110 is expected to be uncollectible.

AURORA CANNABIS INC.
Notes to the Condensed Interim Consolidated Financial Statements
Three and nine months ended March 31, 2018 and 2017
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

12.	Acquisitions (Continued)

(d)	BCNL and UCI (continued)

Net cash outflow on acquisition of BCNL and UCI is as follows:

$
Cash consideration	4,010
Less: cash acquired	138
3,872

During the nine months ended March 31, 2018, acquisition related costs of $65 were excluded from the consideration transferred and recognized as an expense in the current period.

For the nine months ended March 31, 2018, BCNL and UCI accounted for $842 in net loss since September 29, 2017. This amount included revenues of $1,675. If the acquisition had been completed on July 1, 2017, the Company estimates it would have recorded an increase of $1,062 in revenues and an increase of $41 in net loss for the nine months ended March 31, 2018.

(e)	Hempco Food and Fiber Inc. (“Hempco”)

On November 14, 2017, the Company acquired a 22.3% ownership interest in Hempco by subscribing to its private placement of 10,558,676 units at $0.3075 per unit for gross proceeds of $3,247. Each unit consisted of one common share and one warrant exercisable at $0.41 per share for a period of two years, subject to accelerated expiry if Hempco’s shares trade at or above a VWAP of $0.65 for any 30-day period.

Hempco, a Canadian public company listed on the TSX Venture Exchange, is a producer of industrial hemp products and is developing hemp foods, hemp fiber and hemp nutraceuticals.

The Company also entered into a call option agreement to acquire up to an aggregate of 10,754,942 shares from the majority owners of Hempco, which upon exercise, would bring the Company’s total ownership interest in Hempco to over 50.1% on a fully diluted basis. As a result, due primarily to potential voting rights, the Company has control over Hempco, and the results of Hempco have been consolidated in these financial statements. The non-controlling interest recognized at the acquisition date was recorded at its proportionate share of Hempco’s fair value of identifiable net assets.

$
Consideration
Cash paid at closing	946
Loans repayment (Note 9(a))	2,301
3,247

AURORA CANNABIS INC.
Notes to the Condensed Interim Consolidated Financial Statements
Three and nine months ended March 31, 2018 and 2017
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

12.	Acquisitions (Continued)

(e)	Hempco (continued)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

$
Cash	908
Trade receivables	286
Other receivables	1,102
Short-term investments	511
Inventories	2,606
Prepaid expenses and deposits	178
Equipment	2,876

Accounts payables and accrued liabilities	968
7,499

The gross contractual amount for trade receivables is $318, of which $32 is expected to be uncollectible.

The goodwill arising on the acquisition is as follows:

$
Consideration transferred	3,247
Non-controlling interest at acquisition (77.7%)	6,503
Net assets	(7,499)
Goodwill	2,251

Goodwill represents estimated future income, synergies and other intangibles that do not qualify for separate recognition. None the goodwill arising on this acquisition is deductible for tax purposes.

Net cash outflow on acquisition of Hempco is as follows:

$
Cash consideration	3,247
Less: cash acquired	(908)
2,339

During the nine months ended March 31, 2018, acquisition related costs of $49 have been excluded from the consideration transferred and have been recognized as an expense in the current period.

For the nine months ended March 31, 2018, Hempco accounted for $3,144 in net loss since November 14, 2017. This amount included revenues of $999. If the acquisition had been completed on July 1, 2017, the Company estimates that it would have recorded an increase of $305 in revenues and an increase of $320 in net loss based on its 22.3% interest in Hempco.

Non-controlling interest

On March 22, 2018, the Company increased its ownership interest in Hempco to 35.12% through the exercise of 10,558,676 share purchase warrants at $0.41 for a total cost of $4,329. As a result, the non-controlling interest was reduced proportionately for Aurora’s increase in ownership.

AURORA CANNABIS INC.
Notes to the Condensed Interim Consolidated Financial Statements
Three and nine months ended March 31, 2018 and 2017
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

12.	Acquisitions (Continued)

(e)	Hempco (continued)

$
Balance, June 30, 2017	-
Non-controlling interests arising on acquisition of Hempco	3,472
Non-controlling interests relating to outstanding Hempco vested share options and warrants (1)	3,030
Non-controlling interests relating to exercised Hempco share options and warrants (1)	1,133
Non-controlling interest adjustment for Aurora’s increase in ownership	(1,192)
Share of profit (loss) for the period	(2,038)
Balance, March 31, 2018	4,405

(1)

As at the acquisition date of November 14, 2017, directors, officers, employees and consultants of Hempco held options to purchase 2,851,000 common shares of Hempco which expire between April 2019 and April 2022. 777,917 of the outstanding stock options had vested at the date of acquisition. Hempco also had 2,505,120 warrants outstanding exercisable into common shares which expire between November 2017 and March 2019.

$3,030 represents the market-based measure of these vested options and warrants in accordance with IFRS at the date of acquisition. During the nine months ended March 31, 2018, the Company recognized share-based payments of $974 for Hempco’s stock options vested during the period from the date of acquisition.

During the nine months ended March 31, 2018, 439,666 stock options and 12,450,951 warrants were exercised into common shares of Hempco. Of the 12,450,951 warrants exercised, 10,558,676 were exercised by Aurora. Accordingly, the Company recognized total stock option reserves of $212 which was allocated to non-controlling interest, and warrant reserves of $921 which was allocated to non-controlling interest.

The purchase price allocation is based on management’s preliminary assessment of the fair value of the assets acquired and liabilities assumed at the date of acquisition and is subject to change.

(f)	H2 Biopharma Inc. (“H2”)

On November 30, 2017, the Company acquired 100% of the net assets of H2. H2 is currently completing a purpose-built 48,000 square foot cannabis production facility, which upon completion, is projected to produce approximately 4,500 kilograms of cannabis per annum. The facility is located on 46 acres of land with significant expansion potential which H2 has the right to acquire for $136. The transaction was accounted for as an asset acquisition.

The Company acquired all of the common shares of H2 for a total consideration of $30,666 consisting of:

$
Consideration
1,910,339 common shares	15,283
Contingent consideration (1)	14,957
Acquisition costs	426
30,666

(1)

Contingent consideration payable of $14,957 represents the discounted value of the $15,028 gross consideration to be paid out over a five-year period on achievement of future performance milestones related to completing the construction of the facility and obtaining the relevant licenses to cultivate and sell cannabis. This consideration is to be paid in common shares based on the VWAP of the Company’s shares for the last five trading days immediately prior to the Company confirming that the particular milestone has been achieved. On closing, the Company issued and deposited 2,878,934 common shares into escrow for the contingent consideration. (Note 17(c))

AURORA CANNABIS INC.
Notes to the Condensed Interim Consolidated Financial Statements
Three and nine months ended March 31, 2018 and 2017
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

12.	Acquisitions (Continued)

(f)	H2 (continued)

The allocation of the consideration to the fair value of the net assets acquired and liabilities assumed at the date of acquisition is as follows:

$
Cash	205
Taxes receivable	369
Accounts payable and accrued liabilities	(2,167)
Loan from Aurora	(3,000)
Deferred tax liability	(9,129)
(13,722)

Building under construction	8,304
Late-stage production license	26,346
Future expansion permit	594
Goodwill	9,144
30,666

Goodwill reflects the deferred income tax liability recognized for all taxable temporary differences. None of the goodwill arising on this acquisition is deductible for tax purposes.

(g)	Larssen Ltd. (“Larssen”)

On December 4, 2017, the Company, through its wholly-owned subsidiary, Aurora Larssen Projects Inc, completed the acquisition of Larssen, a Canadian company that provides consulting on the design, engineering and construction oversight for advanced greenhouse cultivation facilities. The Company acquired all of the issued and outstanding shares of Larssen for aggregate consideration of $9,724. The transaction was accounted for as a business combination.

$
Consideration
Cash paid at closing	3,500
Future cash consideration payable (1)	3,057
Contingent consideration (2)	3,167
9,724

(1)	Future cash consideration payable represents the estimated discounted value of the $4,000 gross consideration to be paid out on the first and second anniversaries of the acquisition date.

(2)

Contingent consideration represents the estimated discounted value of the $6,000 gross consideration to be paid out on achievement of future performance milestones related to construction projects completed by Larssen. This consideration can be satisfied in cash or common shares based on the VWAP of the Company’s shares on the TSX for the first five trading days of the next calendar year when a milestone is met.

As of the acquisition date, Larssen had net assets of $nil. The purchase price was allocated as follows:

$
Net assets acquired	-
Goodwill	9,724
9,724

AURORA CANNABIS INC.
Notes to the Condensed Interim Consolidated Financial Statements
Three and nine months ended March 31, 2018 and 2017
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

12.	Acquisitions (Continued)

(g)	Larssen (continued)

Goodwill represents expected operational synergies, estimated future income and other intangibles that do not qualify for separate recognition including intellectual capital, brand name and assembled workforce. The Company estimates $nil goodwill to be deductible for tax purposes.

Net cash outflow on acquisition of Larssen is as follows:

$
Cash consideration	9,724
Less: cash acquired	-
9,724

During the nine months ended March 31, 2018, acquisition related costs of $30 have been excluded from the consideration transferred and have been recognized as an expense in the current period.

For the nine months ended March 31, 2018, Larssen accounted for $2,365 in net income since December 4, 2017. This amount included revenues of $2,979.

Management continues to work on refinement of the estimate of the contingent consideration, and the related amounts are subject to change. The purchase price allocation relating to the acquisition is not yet finalized and the allocation of the price to the various assets acquired is subject to change.

(h)	CanniMed Therapeutics Inc. (“CanniMed”)

On March 15, 2018, the Company acquired an 87.2% ownership interest in CanniMed pursuant to an offer (the “Offer”) to acquire all of the issued and outstanding CanniMed Shares not owned by Aurora. The Offer provides CanniMed shareholders with the right to elect to receive for each CanniMed share:

(i)	3.40 common shares of Aurora;
(ii)	$0.43 in cash; or
(iii)	any combination of common shares and cash, subject to proration of a maximum aggregate cash amount of $140,000.

CanniMed, a Canadian public company listed on the TSX, is in the business of production and distribution of medical cannabis pursuant to the ACMPR.

$
Consideration paid pursuant to the Offer on the acquisition date:
Cash	130,979
62,833,216 common shares	706,874
837,853

AURORA CANNABIS INC.
Notes to the Condensed Interim Consolidated Financial Statements
Three and nine months ended March 31, 2018 and 2017
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

12.	Acquisitions (Continued)

(h)	CanniMed (continued)

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

$
Cash and cash equivalents	38,883
Accounts receivable	3,233
Inventory	10,269
Biological assets	1,447
Prepaid expenses and other assets	223
Investments in associates	213
Property, plant, equipment	35,753
Intangible assets	1,151

Accounts payable and accrued liabilities	25,143
Loans and borrowings	11,825
54,204

The gross contractual amount for trade receivables is $3,233, of which $nil is expected to be uncollectible.

The goodwill arising on the acquisition is as follows:

$
Consideration transferred pursuant to the Offer	837,853
Fair value of previously held equity interest (Note 6(b)(ii))	26,567
Non-controlling interest at acquisition (12.8%)	6,971
Net assets acquired	(54,204)
Goodwill	817,187

Goodwill represents expected synergies, estimated income, future growth, and other intangibles that do not qualify for separate recognition. None of the goodwill arising on this acquisition is deductible for tax purposes.

The non-controlling interest recognized at the acquisition date was recorded at its proportionate share of CanniMed’s fair value of identifiable net assets.

Net cash outflow on acquisition of CanniMed is as follows:

$
Cash consideration	130,979
Less: cash acquired	(39)
130,940

During the nine months ended March 31, 2018, acquisition related costs of $6,983 have been excluded from the consideration transferred and have been recognized as an expense in the current period.

For the nine months ended March 31, 2018, CanniMed accounted for $208 in net income since March 15, 2018. This amount included revenues of $762. If the acquisition had been completed on July 1, 2017, the Company estimates that it would have recorded an increase of $11,710 in revenues and an increase of $37,640 in net loss based on its initial 87.2% interest in CanniMed.

AURORA CANNABIS INC.
Notes to the Condensed Interim Consolidated Financial Statements
Three and nine months ended March 31, 2018 and 2017
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

12.	Acquisitions (Continued)

(h)	CanniMed (continued)

Non-controlling interest

On March 26, 2018, the Company increased its ownership interest in CanniMed to 95.9% by acquiring an additional 8.69% of the issued and outstanding shares of CanniMed. The Company paid $77,537 comprised of $12,559 in cash and 6,495,679 common shares of Aurora with a fair value of $64,978. As a result, the non-controlling interest was reduced proportionately for Aurora’s increase in ownership. The $76,838 difference between the proportionate change in non-controlling interest and the fair value of the consideration paid was recognized in equity attributable to the Aurora.

$
Balance, June 30, 2017	-
Non-controlling interests arising on acquisition of CanniMed	6,951
Non-controlling interests relating to outstanding CanniMed vested share options (1)	18
Non-controlling interests relating to exercised CanniMed share options (1)	47
Non-controlling interest adjustment for Aurora’s increase in ownership	(700)
Share of profit (loss) for the period	9
Balance, March 31, 2018	6,325

(1)

As at the acquisition date of March 15, 2018, an employee of CanniMed held fully vested options to purchase 10,000 common shares of CanniMed expiring October 31, 2018. $18 represents the market-based measure of these vested options in accordance with IFRS at the date of acquisition. During the nine months ended March 31, 2018, the remaining 10,000 stock options were exercised into common shares of CanniMed and accordingly, the Company recognized total stock option reserves of $47 which was allocated to non-controlling interest.

The purchase price allocation is based on management’s preliminary assessment of the fair value of the assets acquired and liabilities assumed at the date of acquisition and is subject to change.

On May 1, 2018, the Company acquired the remaining issued and outstanding shares of CanniMed. The common shares of CanniMed were delisted from the TSX effective as of the closing of market on May 1, 2018, and CanniMed will apply to cease to be a reporting issuer under applicable Canadian securities laws.

13.	Intangible Assets and Goodwill

A continuity of the intangible assets for the nine months ended March 31, 2018 is as follows:

	Balance at	Acquisition	Other		Balance at
	Jun 30, 2017	Additions	Additions	Amortization	Mar 31, 2018
	$	$	$	$	$
Cost
Customer relationships (Note 12(a)(d))	4,250	105	-	(721)	3,634
Permits and licenses (Notes 12(b)(c)(f))	26,837	27,095	-	-	53,932
Brand (Note 12(d))	-	655	-	-	655
Assembled workforce (Note 12(d))	-	65	-	-	65
Design patent (Note 12(d))	-	521	-	-	521
Deferred development (Note 12(h))	-	1,150	8	(7)	1,151
	31,087	29,591	8	(728)	59,958

AURORA CANNABIS INC.
Notes to the Condensed Interim Consolidated Financial Statements
Three and nine months ended March 31, 2018 and 2017
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

13.	Intangible Assets and Goodwill (Continued)

A continuity of the intangible assets for the year ended June 30, 2017 is as follows:

	Balance at	Acquisition		Balance at
	Jun 30, 2016	Additions	Amortization	Jun 30, 2017
	$	$	$	$
Cost
Customer relationships (Note 12(a))	-	4,250	-	4,250
Permits and licenses (Notes 12(b)(c))	-	26,837	-	26,837
	-	31,087	-	31,087

A continuity of the goodwill for the nine months ended March 31, 2018 is as follows:

	Balance at	Acquisition		Balance at
	Jun 30, 2017	Additions	Impairment	Mar 31, 2018
	$	$	$	$
CanvasRx (Note 12(a))	34,510	-	-	34,510
Pedanios (Note 12(c))	6,590	-	-	6,590
BCNL / UCI (Note 12(d))	-	3,664	-	3,664
Hempco (Note 12(e))	-	2,251	-	2,251
H2 Biopharma (Note 12(f))	-	9,145	-	9,145
Larssen (Note 12(g))	-	9,724	-	9,724
CanniMed (Note 12(h))	-	817,187	-	817,187
	41,100	841,971	-	883,071

A continuity of the goodwill for the year ended June 30, 2017 is as follows:

	Balance at	Acquisition		Balance at
	Jun 30, 2016	Additions	Impairment	Jun 30, 2017
	$	$	$	$
CanvasRx (Note 12(a))	-	34,510	-	34,510
Pedanios (Note 12(c))	-	6,590	-	6,590
	-	41,100	-	41,100

14.	Finance Lease

The Company entered into finance lease agreements related to three production equipment transactions totaling $543, of which down payments of $169 were made. The finance leases are repayable over a period of 3 to 4 years expiring January 2021 and December 2021.

As part of the CanniMed acquisition (Note 12(h)), the Company acquired a finance lease with monthly principal payments of $10. All amounts outstanding under the loan are repayable on demand, unless and until otherwise demanded, in monthly installments of principal plus interest at prime rate plus 1.00% per annum. Each advance under the finance lease is repayable in full 48 months after the initial advance.

	March 31, 2018	June 30, 2017
	$	$
Less than 1 year	232	108
Between 1 and 4 years	347	344
Total minimum lease payments (Note 25(b)(ii))	579	452
Less: amount representing interest at approximately 8.19% to 20.26%	(72)	(101)
Present value of minimum lease payments	507	351
Less: current portion	(281)	(69)
	226	282

AURORA CANNABIS INC.
Notes to the Condensed Interim Consolidated Financial Statements
Three and nine months ended March 31, 2018 and 2017
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

15.	Convertible Debentures

	Nov 2016	May 2017	Nov 2017	Mar 2018
	(a)	(b)	(c)	(d)	Total
	$	$	$	$	$
Balance, June 30, 2016	-	-	-	-	1,281
Issued	25,000	75,000	-	-	115,000
Equity portion	(5,271)	(13,209)	-	-	(20,587)
Conversion	(16,745)	(122)	-	-	(31,607)
Interest paid	(989)	(849)	-	-	(1,895)
Financing fees	(899)	(2,622)	-	-	(3,490)
Accretion	1,277	1,094	-	-	2,729
Accrued interest	996	875	-	-	2,105
Balance, June 30, 2017	3,369	60,167	-	-	63,536
Issued	-	-	115,000	230,000	345,000
Equity portion	-	-	(25,101)	(29,257)	(54,358)
Conversion	(3,688)	(63,102)	(86,202)	(190)	(153,182)
Interest paid	(148)	(2,131)	(1,013)	-	(3,292)
Financing fees	-	-	(3,188)	(6,804)	(9,992)
Accretion	218	2,768	589	1,310	4,885
Accrued interest	249	2,298	990	958	4,495
Balance, March 31, 2018	-	-	1,075	196,017	197,092

The liability component of the convertible notes was valued using Company specific interest rates assuming no conversion features existed. The debt component is accreted to its fair value over the term to maturity as a non-cash interest charge and the equity component is presented in convertible notes reserve as a separate component of shareholders’ equity.

(a)

On November 1, 2016, the Company completed a brokered private placement of a two-year unsecured convertible debentures in the aggregate principal amount of $25,000. The debentures bore interest at 8% per annum, payable semi-annually. The principal amount of the debentures was convertible into common shares of the Company at a price of $2.00 per share subject to a forced conversion if the VWAP of the Company’s common shares equaled or exceeded $3.00 per share for 10 consecutive trading days. On closing, the Company paid the Agent a commission of $1,000 and legal fees and expenses of $139.

On November 6, 2017, the Company elected to exercise its right pursuant to the forced conversion and converted all of the principal amount outstanding of the remaining debentures. During the nine months ended March 31, 2018, the Company issued 2,310,000 common shares (2016 – nil shares) on the conversion of $4,620 debentures (2016 - $nil) and paid interest of $148 (2016 - $333). (Note 17(b)(vii))

(b)

On May 2, 2017, the Company completed a private placement of a two-year unsecured convertible debentures in the aggregate principal amount of $75,000. The debentures bore interest at 7% per annum, payable semi-annually. The debentures were convertible into common shares of the Company at a price of $3.29 per share subject to a forced conversion if the VWAP of the Company’s common shares exceeded $4.94 per share for 10 consecutive trading days. On closing, the Company paid the agent a commission of $2,893 and legal fees and expenses of $289.

On November 16, 2017, the Company elected to exercise its right pursuant to the forced conversion and converted all of the principal amount outstanding of the remaining debentures. During the nine months ended March 31, 2018, the Company issued 22,750,747 common shares (2016 – nil shares) on the conversion of $74,850 debentures (2016 - $nil) and paid interest of $2,131 (2016 - $nil). (Note 17(b)(vii))

AURORA CANNABIS INC.
Notes to the Condensed Interim Consolidated Financial Statements
Three and nine months ended March 31, 2018 and 2017
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

15.	Convertible Notes (Continued)

(c)

On November 28, 2017, the Company completed an offering of 115,000 special warrants exercisable into convertible debentures for gross proceeds of $115,000. The Company paid financing fees of $4,077 comprised of underwriters’ commissions of $3,734, legal fees of $304 and regulatory and transfer agent fees of $39.

On January 12, 2018, the special warrants were exercised into $115,000 principal amount of convertible debentures. The debentures are unsecured, bear interest at 6% per annum and mature on November 28, 2022. The principal amount of the debentures is convertible into common shares of the Company at $6.50 per share subject to a forced conversion if after 4 months and 1 day following closing, the VWAP of the Company’s common shares equals or exceeds $9.00 per share for 10 consecutive trading days.

During the three and nine months ended March 31, 2018, the Company paid interest of $1,013 and issued 17,300,306 common shares on partial conversion of $112,452 debentures. (Note 17(b)(vii)) Subsequent to March 31, 2018, the Company issued 54,613 common shares on partial conversion of $355 debentures.

(d)

On March 9, 2018, the Company completed a private placement of a two-year unsecured convertible debentures in the aggregate principal amount of $230,000. The debentures bear interest at 5% per annum, payable semi- annually. The debentures are convertible into common shares of the Company at a price of $13.05 per share subject to a forced conversion if the VWAP of the Company’s common shares exceeded $17.00 per share for 10 consecutive trading days. On closing, the Company paid the agent a commission and expenses of $7,473, legal fees of $322 and regulatory fees of $18.

During the nine months ended March 31, 2018, the Company issued 17,241 common shares on partial conversion of $225 principal amount of debentures and paid interest of $nil. (Note 17(b)(vii)) Subsequent to March 31, 2018, the Company issued 229 common shares on partial conversion of $3 debentures.

16.	Loans and borrowings

As at March 31, 2018, the Company held the following loans and borrowings acquired from CanniMed:

		March 31,	June 30,
		2018	2017
		$	$
Line of credit	(a)	-	-
Term loans	(b)	10,298	-
Debentures	(c)	1,276	-
		11,574	-
Current portion		(2,279)	-

Long-term		9,295	-

(a)	Line of credit

The Company has access to a Canadian and US operating line of credit with a maximum of $1,000 (June 30, 2017 - $nil) and US $500 (June 30, 2017 - $nil), respectively. The Canadian and US operating lines of credit bear interest at bank prime rate plus 0.75% and at US base rate plus 0.75%, respectively. The lines of credit are secured by a general security agreement covering all assets of the Company and can be accessed to the lesser of the maximum available credit or the aggregate of 90% of Government of Canada receivables, 85% of undoubted receivables and 75% of acceptable receivables, less intercompany and priority claim amounts. These operating lines of credit were undrawn as of March 31, 2018.

AURORA CANNABIS INC.
Notes to the Condensed Interim Consolidated Financial Statements
Three and nine months ended March 31, 2018 and 2017
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

16.	Loans and borrowings (Continued)

(b)	Term loans

Term loans consist of the following:

	March 31,	June 30,
	2018	2017
	$	$
2.83% to 2.94% capital loan, due for renewal November 2018 (1)	7,927	-
Capital loan, payable in blended monthly instalments of $60, due for renewal November 2018 (4.95%, based on interest at the Bank’s Prime rate plus 1.75% per annum).	2,371	-
	10,298	-
Current portion	(1,141)	-

	9,157	-

(1)	The derivative instrument liabilities of $82 on the capital loan are included in accounts payable and accrued liabilities, as disclosed in Note 24(a).

The term loans are secured by a general security agreement covering all of CanniMed’s assets. Covenants As of March 31, 2018, the Company had met all covenants on its credit facilities.

(c)	Debentures

	Prescribed		March 31,	June 30,
	Rate	Maturity Date	2018	2017
			$	$
Debentures	5%	December 1, 2018	1,092	-
Debentures	12%	January 31, 2022	184	-
			1,276	-
Current portion			(1,138)	-

			138	-

The debentures are secured by all present and after-acquired property of CanniMed and are subordinate to all of CanniMed’s other loans and borrowings.

AURORA CANNABIS INC.
Notes to the Condensed Interim Consolidated Financial Statements
Three and nine months ended March 31, 2018 and 2017
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

17.	Share Capital

(a)	Authorized

Unlimited number of common voting shares without par value;
Unlimited number of Class “A” Shares with a par value of $1.00 each; and
Unlimited number of Class “B” Shares with a par value of $5.00 each.

(b)	Issued and outstanding

At March 31, 2018, 561,006,914 common shares (June 30, 2017 – 366,549,244) were issued and fully paid.

On July 13, 2016, the Company entered into an agreement for a drawdown equity facility of up to $5,000 (the “Equity Facility”). Under the Equity Facility, the Company may sell, on a private placement basis, units of the Company of between $100 to $500 per tranche, at a discount of 25% to the market price or such lesser discounts as allowed by the Exchange, over a period of eighteen months. Each unit will consist of one common share and one-half of one common share purchase warrant. Each whole warrant will be exercisable into one common share at a 25% premium to the market price for a period of 5 years from the date of issuance. To date, the Company has not drawn down on this Equity Facility. On January 13, 2018, the Equity Facility expired.

(i)	On March 15 and 26, 2018, the Company issued 63,330,347 and 5,998,548 shares with a fair value of $712,466 and $59,386, respectively, pursuant to the acquisition of CanniMed. (Note 12(h))

(ii)	On November 30, 2017, the Company issued 4,789,273 shares at a fair value of $30,240 pursuant to the acquisition of H2. (Note 12(f))

(iii)

On November 29, 2017, the Company issued 127,128 shares at a fair value of $858 pursuant to the exercise of restricted share units granted on September 29, 2017. Non-cash compensation charges of $351 were reclassified from reserves to share capital on the exercise of these units.

(iv)

On November 2, 2017, the Company closed a bought deal financing of 23,000,000 units at a price of $3.00 per unit for gross proceeds of $69,000. Each unit consisted one common share and one warrant exercisable at a price of $4.00 per share for a period of three years. Concurrently, the Company closed a non-brokered private placement of 2,000,000 units for gross proceeds of $6,000 having the same terms as the bought deal financing.

Total cash share issue costs amounted to $6,643 which consisted of underwriters’ commissions of $4,002, underwriters’ expenses of $10, professional fees of $320 and regulatory fees of $26. In addition, the Company issued an aggregate of 1,333,980 compensation warrants to the underwriters at a fair value of $2,285. The compensation warrants are exercisable into one common share at an exercise price of $3.00 per share and expires on February 28, 2019. The fair value of the compensation warrants at the date of grant was estimated at $1.71 per warrant based on the following weighted average assumptions: Stock price volatility – 85.49%; Risk-free interest rate – 1.40%; Dividend yield - 0.00%; and Expected life - 3 years.

(v)	On September 29, 2017, the Company issued 89,107 shares at a fair value of $248 pursuant to the acquisition of BCNL and UCI. (Note 12(d))

(vi)

During the nine months ended March 31, 2018, the Company issued 5,135,191 (June 30, 2017 – 2,926,103) common shares with a fair value of $12,906 (June 30, 2017 - $7,408) for contingent consideration. (Note 12(a))

AURORA CANNABIS INC.
Notes to the Condensed Interim Consolidated Financial Statements
Three and nine months ended March 31, 2018 and 2017
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

17.	Share Capital (Continued)

(b)	Issued and outstanding (continued)

(vii)

During the nine months ended March 31, 2018, an aggregate of 42,378,292 (June 30, 2017 - 29,020,319) common shares were issued on the conversion of $192,147 (June 30, 2017 - $37,580) convertible notes. $27,048 (June 30, 2017 - $4,800) was reclassified from reserves to share capital on the conversion of these notes. (Note 15(a)(b)(c)(d))

(viii)

During the nine months ended March 31, 2018, 4,016,424 stock options (June 30, 2017 - 2,001,700) were exercised for gross proceeds of $5,844 (June 30, 2017 - $821). Non-cash compensation charges of $3,529 (June 30, 2017 - $578) were reclassified from reserves to share capital on the exercise of these options.

(ix)

During the nine months ended March 31, 2018, 41,728,111 (June 30, 2017 - 54,936,306) warrants were exercised for gross proceeds of $128,000 (June 30, 2017 - $26,602). Non-cash compensation charges of $3,092 (June 30, 2017 - $2,046) were reclassified from reserves to share capital on the exercise of these warrants.

(x)

During the nine months ended March 31, 2018, 1,865,249 (June 30, 2017 – 4,084,434) compensation options were exercised for gross proceeds of $4,197 (June 30, 2017 - $1,674). Non-cash compensation charges of $1,854 (June 30, 2017 - $1,292) were reclassified from reserves to share capital on the exercise of these compensation options.

(xi)	On May 26, 2017, the Company issued 8,316,782 shares at a fair value of $20,709 pursuant to the acquisition of Pedanios. (Note 12(c))

(xii)	In April 2017, the Company issued an aggregate of 899,225 common shares with a fair value of $2,391 pursuant to the acquisition of Peloton. (Note 12(b))

(xiii)

On February 28, 2017, the Company closed a brokered private placement of 33,337,500 units at a price of $2.25 per unit for gross proceeds of $75,009. Each unit consisted one common share and one-half of one share purchase warrant of the Company. Each warrant is exercisable into one common share at a price of $3.00 per share for a period of two years, subject to a forced exercise provision if the Company's VWAP equals or exceeds $4.50 for 10 consecutive trading days.

Total cash share issue costs amounted to $4,479 which consisted of underwriters’ commissions of $4,197, underwriters’ expenses of $95, legal fees of $121 and regulatory fees of $66. In addition, the Company issued an aggregate of 1,865,249 compensation warrants to the underwriters at a fair value of $2,782. The compensation warrants have the same terms as the private placement and expire February 28, 2019. The fair value of the compensation warrants at the date of grant was estimated at $0.99 per warrant based on the following weighted average assumptions: Stock price volatility - 79%; Risk-free interest rate - 0.70%; Dividend yield - 0.00%; and Expected life - 2 years.

(xiv)	On August 30, 2016, the Company issued 25,510 common shares to an officer of the Company at a fair value of $13 pursuant to an employment agreement.

(xv)	On August 17, 2016, 17,875,000 common shares were issued at a fair value of $11,440 pursuant to the acquisition of CanvasRx. (Note 12(a))

AURORA CANNABIS INC.
Notes to the Condensed Interim Consolidated Financial Statements
Three and nine months ended March 31, 2018 and 2017
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

17.	Share Capital (Continued)

(b)	Issued and outstanding (continued)

(xvi)

In conjunction with the acquisition of CanvasRx, the Company completed a brokered private placement of 57,500,000 subscription receipts for aggregate gross proceeds of $23,000 (the “Offering”). Each subscription receipt was converted into units of the Company at a price of $0.40 per unit upon the satisfaction of the conditions precedent to the acquisition. Each unit consisted of one common share and one-half of one common share purchase warrant of the Company. Each whole warrant was exercisable into one common share of the Company at an exercise price of $0.55 per share expiring August 9, 2018. A portion of the net proceeds from the Offering was used to satisfy the cash component of the acquisition.

Total cash share issue costs with respect to the Offering amounted to $1,804 which consisted of agent’s commission of $1,473, agent’s legal, advisory fees and expenses of $219, transfer agent fees of $16 and legal fees of $96. In addition, the Company issued aggregate compensation warrants of 3,775,000 to the agents at a fair value of $1,848. The compensation warrants have the same terms as the private placement and expire August 9, 2018. The fair value of the compensation warrants at the date of grant was estimated at $0.33 per warrant based on the following weighted average assumptions: Stock price volatility - 79%; Risk-free interest rate - 0.70%; Dividend yield - 0.00%; and Expected life - 2 years.

(xvii)

On August 17, 2016, 20,000,000 common shares were issued on achievement of performance milestones pursuant to the reverse take-over of Prescient Mining Corp. completed on December 9, 2014 (the “RTO”). The amount of $2,322 was reclassified from reserves to share capital on the issuance of these shares.

(xviii)	On July 14, 2016, 50,000 common shares were issued at a fair value of $24 for financing fees related to a loan which was settled in the prior year.

(c)	Escrow securities

A summary of the status of the escrowed securities outstanding follows:

	Shares	Warrants
	#	#
Balance, June 30, 2016	29,812,500	9,000,000
Issued (Exercised)	20,000,000	(8,000,000)
Forfeited	-	(1,000,000)
Released	(36,875,000)	-
Balance, June 30, 2017	12,937,500	-
Issued	2,878,934	-
Released	(12,937,500)	-
Balance, March 31, 2018	2,878,934	-

(a)

Pursuant to an escrow agreement dated September 18, 2014, 60,000,000 common shares of the Company were deposited into escrow with respect to the RTO. In addition, warrants at $0.02 per share expiring December 9, 2019 and stock options at $0.001 per share expiring December 1, 2019 were also subject to the escrow agreement. Under the escrow agreement, 10% of the escrowed common shares were released from escrow on December 9, 2014, the date of closing of the RTO, and 15% were released every six months thereafter over a period of 36 months. As of December 31, 2017, all of these shares had been released from escrow.

(b)

Pursuant to an escrow agreement dated November 30, 2017, 2,878,934 common shares of the Company were deposited into escrow with respect to the acquisition of H2. (Note 12(f)) The escrowed common shares are to be released upon achievement of certain milestones relating to the completion of construction of the H2 facility and receipt of relevant licenses to cultivate and sell medical cannabis.

AURORA CANNABIS INC.
Notes to the Condensed Interim Consolidated Financial Statements
Three and nine months ended March 31, 2018 and 2017
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

17.	Share Capital (Continued)

(d)	Share purchase warrants

Each whole warrant entitles the holder to purchase one common share of the Company. A summary of the status of the warrants outstanding follows:

		Weighted average
	Warrants	exercise price
	#	$
Balance, June 30, 2016	28,750,590	0.40
Issued	50,173,466	1.36
Forfeited	(1,000,000)	0.02
Exercised	(54,936,306)	0.48
Balance, June 30, 2017	22,987,750	2.32
Issued	27,355,709	3.91
Exercised	(41,728,111)	3.07
Balance, March 31, 2018	8,615,348	3.76

During the nine months ended March 31, 2018, the Company recorded share-based payments of $2,285 for broker warrants issued related to the financing. (Note 17(b)(iv))

The following table summarizes the warrants that remain outstanding as at March 31, 2018:

Exercise Price	Warrants	Expiry Date
$	#
0.55	61,500	August 9, 2018
0.55	501,000	August 17, 2018
2.81	89,107	September 29, 2020
3.00	633	November 2, 2020
4.00	7,963,108	November 2, 2020
	8,615,348

(e)	Compensation options/warrants

Each compensation option/warrant entitles the holder to purchase one common share and one-half of one share purchase warrant of the Company. Each whole warrant is exercisable into one additional common share of the Company for a period of two years. A summary of the status of the compensation options/warrants outstanding follows:

	Compensation	Weighted average
	options/warrants	exercise price
	#	$
Balance, June 30, 2016	309,434	0.53
Issued	5,640,249	1.01
Exercised	(4,084,434)	0.41
Balance, June 30, 2017	1,865,249	2.25
Exercised	(1,865,249)	2.25
Balance, March 31, 2018	-	-

AURORA CANNABIS INC.
Notes to the Condensed Interim Consolidated Financial Statements
Three and nine months ended March 31, 2018 and 2017
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

18.	Share-based Compensation

On September 25, 2017, the Board adopted a “rolling maximum” or “evergreen” plan which fixed a maximum number of shares issuable thereunder as 10% of the issued and outstanding securities of the Company. The number of common shares issuable under the Company’s share compensation arrangements including Stock Options and Restricted Stock Units, may not exceed 10% of the total number of issued and outstanding Common Shares.

(a)	Stock options

The Company has an incentive stock option plan, which provides that the Board of Directors may from time to time, in its discretion, and in accordance with the Exchange requirements, grant to directors, officers, employees and consultants, non-transferable options to purchase common shares, provided that the number of common shares reserved for issuance under the plan and all other share compensation arrangements of the Company, will not exceed 10% of the issued and outstanding common shares of the Company. A summary of the status of the options outstanding follows:

	Stock	Weighted Average
	Options	Exercise Price
	#	$
Balance, June 30, 2016	5,309,834	0.37
Granted	12,170,000	2.21
Exercised	(2,001,700)	0.41
Forfeited	(244,568)	0.74
Balance, June 30, 2017	15,233,566	1.84
Granted	14,625,000	6.86
Exercised	(4,016,424)	1.45
Forfeited	(698,004)	1.39
Balance, March 31, 2018	25,144,138	4.82

The following table summarizes the stock options that remain outstanding as at March 31, 2018:

Expiry Date	Options Outstanding (#)	Exercise Price ($)	Options Exercisable (#)
September 2018	63,112	0.03	63,112
May 2020	118,000	0.34	105,500
June 2020	50,000	0.295	50,000
August 2020	470,296	0.295 – 0.30	248,350
March 2021	200,000	0.58	200,000
May 2021	500,000	0.46	-
August 2021	2,081,666	0.66 – 2.25	2,081,666
September 2021	819,275	1.30	819,275
January 2022	1,850,000	2.56	800,000
March 2022	2,500,000	2.27	833,333
May 2022	2,182,084	2.49	164,584
August 2022	1,171,667	2.39	125,834
September 2022	3,031,037	2.76	663,537
November 2022	2,790,001	4.64	211,668
December 2022	1,342,000	7.00 – 7.10	104,500
January 2023	2,525,000	9.60 – 13.48	400,000
February 2023	2,525,000	10.13 – 11.53	-
March 2023	925,000	9.03 – 11.74	-
	25,144,138		6,871,359

AURORA CANNABIS INC.
Notes to the Condensed Interim Consolidated Financial Statements
Three and nine months ended March 31, 2018 and 2017
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

18.	Share-based Compensation (Continued)

(a)	Stock options (continued)

During the three and nine months ended March 31, 2018, the Company recorded aggregate share-based payments of $15,872 and $25,814 respectively (three and nine months ended March 31, 2017 - $2,632 and $5,522 respectively) for all stock options granted and vested during the period including Hempco stock options vested from the acquisition date. (Note 12(e))

The fair value of stock options granted during the period was determined using the following weighted average assumptions at the time of grant using the Black-Scholes option pricing model:

	2018	2017
Risk-Free Annual Interest Rate	1.65%	0.66%
Expected Annual Dividend Yield	0%	0%
Expected Stock Price Volatility	81.22%	87.0%
Expected Life of Options	2.96 years	2.95 years
Forfeiture rate	4.48%	5%

Volatility was estimated by using the average historical volatility of the Company and other companies that the Company considers comparable that have trading history and volatility history. The expected life in years represents the period of time that options granted are expected to be outstanding. The risk-free rate is based on Canada government bonds with a remaining term equal to the expected life of the options.

The weighted average fair value of stock options granted during the nine months ended March 31, 2018 was $4.04 (2017 - $1.23) per option. As at March 31, 2018, stock options outstanding have a weighted average remaining contractual life of 4.24 years.

(b)	Restricted Share Units

On September 25, 2017, the Company adopted a restricted share unit (“RSU”) plan for directors, officers, employees and consultants of the Company (“Participants”). Under the terms of the plan, RSU’s are issued to Participants and the shares issued vest over a period of up to three years from the date of grant. Each RSU gives the Participant the right to receive one common share of the Company. The Company has reserved 10,000,000 common shares for issuance under this plan. The fair market value of each RSU granted is calculated on the date of grant based on the closing price of the Company’s shares on the date prior to the grant, and recognized on a straight-line basis over the vesting period.

On September 29, 2017, the Company granted 2,127,128 RSUs to directors, officers, employees and consultants of the Company, of which 127,128 relate to fiscal 2017 which vested immediately. The rest of the RSUs vest annually.

On January 15, 2018, the Company granted 150,000 RSUs to an officer of the Company vesting annually over 3 years.

A summary of the status of the RSUs outstanding is as follows:

		Weighted average
	RSUs	exercise price
	#	$
Balance, June 30, 2017	-	-
Issued	2,277,128	3.26
Exercised	(127,128)	8.00
Balance, December 31, 2017	2,150,000	3.29

AURORA CANNABIS INC.
Notes to the Condensed Interim Consolidated Financial Statements
Three and nine months ended March 31, 2018 and 2017
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

18.	Share-based Compensation (Continued)

(b)	Restricted Share Units (continued)

During the three and nine months ended March 31, 2018, the Company recorded share-based payments of $1,168 and $2,171, respectively for 2,150,000 RSUs granted and vested during the period. Share-based payments of $351 for 127,128 RSUs were accrued during the year ended June 30, 2017.

The following table summarizes the RSUs that remain outstanding as at March 31, 2018:

			Weighted Average
RSUs Outstanding	RSUs Vested	Expiry	Price per Share
			$
525,000	-	September 29, 2018	2.76
1,475,000	-	September 29, 2020	2.76
150,000	-	January 15, 2021	10.32
2,150,000	-		3.29

(c)	Employee Share Purchase Plan (ESPP)

On September 25, 2017, the Company adopted an ESPP whereby eligible employees may contribute to the ESPP at least 1% but no more than 10% of their annual gross salary up to a maximum of $10,500, to purchase common shares of the Company in the open market at prevailing market prices. The Company contributes an amount equal to 50% of the employee’s contributions which are expensed as incurred as there are no vesting provisions.

The Company contributed $43 to the ESPP during the three and nine months ended March 31, 2018.

19.	General and Administration

	Three months ended		Nine months ended
	March 31,		March,
	2018	2017	2018	2017
	$	$	$	$
Professional fees	1,460	1,183	4,548	2,324
Office and administration	4,045	198	6,656	652
Wages and benefits	4,342	656	9,204	1,657
	9,847	2,037	20,408	4,633

20.	Sales and Marketing

	Three months ended		Nine months ended
	March 31,		March 31,
	2018	2017	2018	2017
	$	$	$	$
Consulting fees	1,851	1,052	4,989	2,381
Branding, public and media relations, and tradeshows	911	272	1,930	720
Selling and client care expenses	1,966	1,008	5,277	2,642
Wages and benefits	1,152	352	2,488	925
	5,880	2,684	14,684	6,668

AURORA CANNABIS INC.
Notes to the Condensed Interim Consolidated Financial Statements
Three and nine months ended March 31, 2018 and 2017
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

21.	Finance and Other Costs

	Three months ended		Nine months ended
	March 31,		March 31,
	2018	2017	2018	2017
	$	$	$	$
Accretion expense	1,898	589	4,884	2,089
Bank charges	61	7	105	19
Financing fees	23	137	553	2,408
Interest expense (recovery)	(93)	549	23	1,607
	1,889	1,282	5,565	6,123

22.	Related Party Transactions

(a)	Goods and services

The Company incurred the following transactions with related parties during the three and nine months ended March 31, 2018:

	Three months ended		Nine months ended
		March 31,		March 31,
	2018	2017	2018	2017
	$	$	$	$
Consulting fees paid or accrued to directors of ACE	60	53	173	159
Office, rent and administration paid or accrued to companies owned by directors and officers and a former director of the Company	-	48	62	108
Operational, administrative and service fees paid or accrued pursuant to an agreement between CanvasRx and a company having a director in common with the Company	1,815	1,048	4,957	2,369
Consulting fees paid to a company owned by an officer of the Company	-	499	289	499
Consulting fees paid to a company controlled by a director of the Company for scientific, research and development services	15	15	45	29
Consulting fees paid to a company controlled by a director of the Company for financial and other advisory services	5	13	24	45
	1,895	1,676	5,550	3,209

During the three and nine months ended March 31, 2018, the Company generated $895 profit margin from design and construction consulting services to Cann Group.

(b)	Compensation of key management personnel

The Company’s key management personnel have the authority and responsibility for planning, directing and controlling the activities of the Company and consists of the Company’s executive management team and management directors.

	Three months ended			Nine months ended
		March 31,			March 31,
	2018	2017		2018	2017
	$	$	$	$	$
Management compensation	1,695	271		3,172	816
Directors’ fees (1)	56	70		145	212
Share-based payments (2)	5,315	2,039		10,026	4,017
	7,066	2,380		13,343	5,045

AURORA CANNABIS INC.
Notes to the Condensed Interim Consolidated Financial Statements
Three and nine months ended March 31, 2018 and 2017
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

22.	Related Party Transactions (Continued)

(b)	Compensation of key management personnel (continued)

(1)	Include meeting fees and committee chair fees.

(2)	Share-based payments are the fair value of options granted and vested to key management personnel and directors of the Company under the Company’s stock option plan. (Note 18(a))

(c)	Related party balances

The following related party amounts were included in (i) accounts receivable, (ii) accounts payable and accrued liabilities, and (iii) note receivable:

	2018	2017
	$	$
(i) A company having a director in common	-	72
(ii) Companies controlled by directors and officers of the Company (1)	25	76
(ii) Directors and officers and a former director and officer of the Company (1)	657	565
(iii) A 50% owned joint venture company (Note 11)	3,400	2,096

(1)	The amounts are unsecured, non-interest bearing and have no specific repayments term.

23.	Commitments and Contingencies

(a)	Office and operating leases

(i)

The Company’s subsidiary, 1769474 Alberta Ltd., has an operating lease on lands located in Cremona, Alberta (the “Lands”) for monthly rent payments of $5. The lease expires on November 14, 2019, with an option to extend for an additional five-year term. The Company has the option to purchase the Lands during the additional term.

(ii)

The Company is committed under lease and sublease agreements with respect to various office premises located in Vancouver, British Columbia, expiring between June 30, 2018 and December 31, 2027, office premise lease located in Berlin, Germany expiring December 31, 2022, and sublease agreements with respect to clinics located across Canada expiring between August 1, 2019 and December 1, 2023, as follows:

$
2018	3,949
2019	3,844
2020	3,657
2021	3,513
2022	3,177
Thereafter	16,862
35,002

(iii)

The Company entered into an agreement to lease approximately 30 acres of land at the EIA for the development of a production facility. The lease has a term of fifteen years with monthly rent payments of $69 for the first five years, increasing to monthly payments of $76 and $83 in the fifth and tenth year of the lease term, respectively. The first monthly installment is payable on or before the earlier of (i) the date that an occupancy permit has been issued for the facility by Leduc County, and (ii) May 1, 2018. The Company has eight options to renew the term of the lease, each option for an additional five years exercisable at the Company’s discretion.

AURORA CANNABIS INC.
Notes to the Condensed Interim Consolidated Financial Statements
Three and nine months ended March 31, 2018 and 2017
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

23.	Commitments and Contingencies (Continued)

(b)	Claims and litigation

(i)

On November 29, 2017, a claim was commenced against the Company regarding 300,000 stock options with an exercise price of $0.39 per share issued to a consultant pursuant to an agreement dated March 16, 2015. The agreement was terminated on March 8, 2016, and in accordance to the Company’s stock option plan, the unexercised options expired 90 days from the date of the termination of the agreement.

The option holder is attempting to enforce exercise rights which the Company believes do not exist. The Company intends to defend this claim vigorously.

The claim has no effect on the consolidated financial statements as the Company believes the action to be without merit, and accordingly, no provision had been recognized for the claim.

(ii)

On January 12, 2018, CanniMed filed a claim in the Ontario Superior Court of Justice alleging that Aurora, several large shareholders of CanniMed and others participated in a civil conspiracy intended to injure the economic interests of CanniMed. The action claimed damages of $725,000 for unlawful actions that have negatively affected the appreciation of the value of CanniMed common shares and prevented CanniMed from pursuing alternative change of control transactions for the benefit of CanniMed shareholders.

On January 26, 2018, the Company had been served with a formal Notice of Discontinuance of the court action brought by CanniMed against the Company and other named defendants.

24.	Segmented Information

The Company operates primarily in three segments, the production and sale of medical cannabis, patient counselling and outreach service, and design and construction consulting services.

			Design and
	Medical	Patient	Construction
	Cannabis	Counselling	Consulting	Others	Total
	$	$	$	$	$
Three months ended March 31, 2018
Revenues	10,891	608	2,979	1,622	16,100
Gross profit (loss)	4,754	593	2,717	(449)	7,615
Income (loss) from operations	(30,507)	(1,161)	2,426	(2,514)	(31,756)
Net income (loss)	(19,219)	(858)	1,787	(2,505)	(20,795)

Three months ended March 31, 2017
Revenues	4,336	839	-	-	5,175
Gross profit (loss)	4,964	798	-	-	5,762
Loss from operations	(1,578)	(254)	-	-	(1,832)
Net loss	396	(255)	-	-	141

Nine months ended March 31, 2018
Revenues	27,979	2,416	2,979	2,675	36,049
Gross profit (loss)	18,401	2,347	2,717	(553)	22,912
Income (loss) from operations	(45,293)	(2,344)	2,365	(4,015)	(49,287)
Net income (loss)	(6,186)	(1,670)	1,726	(3,910)	(10,040)

Nine months ended March 31, 2017
Revenues	10,295	1,836	-	-	12,131
Gross profit	8,413	1,796	-	-	10,209
Loss from operations	(6,811)	(674)	-	-	(7,485)
Net income (loss)	(7,472)	(680)	-	-	(8,152)

AURORA CANNABIS INC.
Notes to the Condensed Interim Consolidated Financial Statements
Three and nine months ended March 31, 2018 and 2017
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

24.	Segmented Information (Continued)

			Design and
	Medical	Patient	Construction
	Cannabis	Counselling	Consulting	Others	Total
	$	$	$	$	$
As at March 31, 2018
Total assets	1,654,525	598	2,908	13,369	1,671,400
Total liabilities	(280,768)	(933)	(747)	(2,179)	(284,627)

As at June 30, 2017
Total assets	321,644	1,035	-	-	322,679
Total liabilities	102,374	1,372	-	-	103,746

The Company generates revenues in two geographical locations, in Canada and in the European Union (“EU”).

	Canada	EU	Others	Total
	$	$	$	$
Three months ended March 31, 2018
Revenues	13,179	2,411	510	16,100
Gross profit (loss)	7,391	880	(656)	7,615
Income (loss) from operations	(31,059)	(41)	(656)	(31,756)
Net income	(19,567)	(572)	(656)	(20,795)

Nine months ended March 31, 2018
Revenues	29,197	6,129	723	36,049
Gross profit (loss)	21,348	2,166	(602)	22,912
Income (loss) from operations	(49,112)	427	(602)	(49,287)
Net income	(9,477)	39	(602)	(10,040)

As at March 31, 2018
Total assets	1,667,266	4,057	77	1,671,400
Total liabilities	(277,022)	(7,605)	-	(284,627)

As at June 30, 2017
Total assets	321,251	1,428	-	322,679
Total liabilities	96,678	7,068	-	103,746

During the three and nine months ended March 31, 2017, all of the Company’s assets and liabilities were located in Canada. All revenues during the three and nine months ended March 31, 2017 were generated in Canada.

AURORA CANNABIS INC.
Notes to the Condensed Interim Consolidated Financial Statements
Three and nine months ended March 31, 2018 and 2017
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

25.	Financial Instruments and Risk Management

(a)	Fair value of financial instruments

The Company’s financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable, marketable securities, promissory notes receivable, convertible debenture receivable, loans receivable, derivatives, accounts payable and accrued liabilities and convertible notes. The carrying values of these financial instruments approximate their fair values as at March 31, 2018.

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of hierarchy are:

Level 1	–	Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2	–	Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly;
and
Level 3	–	Inputs for the asset or liability that are not based on observable market data.

There have been no transfers between fair value levels during the period.

The following table summarizes the Company’s financial instruments as at March 31, 2018:

	Available-for-		Financial	Other	Financial
	sale financial	Loans and	assets at	financial	liabilities
	assets	receivables	FVTPL	liabilities	at FVTPL	Total
	$	$	$	$	$	$
Financial Assets
Cash and cash equivalents	-	231,023	-	-	-	231,023
Short-term investments	-	690	-	-	-	690
Accounts receivable	-	13,094	-	-	-	13,094
Marketable securities	57,409	-	-	-	-	57,409
Share subscriptions receivable	-	55,000	-	-	-	55,000
Loans receivable	-	3,400	-	-	-	3,400
Derivatives	-	-	3,977	-	-	3,977
Financial Liabilities
Accounts payable (1)	-	-	-	28,905	-	28,905
Convertible notes (2)	-	-	-	-	197,092	197,092
Deferred revenue	-	-	-	1,324	-	1,324
Finance lease	-	-	-	507	-	507
Loans and borrowings	-	-	-	11,574	-	11,574

(1)	Balance includes interest rate swaps of $82 and are included in accounts payable on the Statement of Financial Position.
(2)	The fair value of convertible notes includes both the debt and equity components.

The following is a summary of financial assets measured at fair value segregated based on the various levels of inputs (Note 6(b)):

	Level 1	Level 2	Level 3	Total
	$	$	$	$
Marketable securities	57,409	-	-	57,409
Derivative assets	-	-	3,977	3,977

AURORA CANNABIS INC.
Notes to the Condensed Interim Consolidated Financial Statements
Three and nine months ended March 31, 2018 and 2017
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

25.	Financial Instruments and Risk Management (Continued)

(a)	Fair value of financial instruments (continued)

For the nine months ended March 31, 2018, the Company recognized a total of $29,181 in unrealized gains on level 3 financial assets, comprised of $21,915 unrealized gains on warrant derivatives, $329 unrealized gain on option derivatives and $6,937 unrealized gains on convertible debentures on the statement of comprehensive loss. Of the $21,915 unrealized gain on warrant derivatives, $17,078 was attributable to the change in fair value of warrant derivatives and $4,837 was attributable to the amortization of deferred unrealized inception gains. Of the $329 unrealized gain on option derivatives, $5 was attributable to the change in fair value of option derivatives and $324 was attributable to share-based compensation over the option vesting period. Of the $6,937 in unrealized gain on convertible debentures, $830 was attributable to the change in fair value of convertible debentures and $6,107 was attributable to the amortization of deferred unrealized inception gains.

Changes in level 3 financial assets for the period were as follows:

	Warrant	Option	Convertible
	Derivatives	Derivatives	Debenture	Total
	$	$	$	$
Opening balance	292	-	11,071	11,363
Additions	2,621	-	-	2,621
Share-based compensation	-	324	-	324
Unrealized gain	20,128	5	830	20,963
Conversion of debenture	4,330	-	(11,901)	(7,571)
Exercise of warrants	(23,723)	-	-	(23,723)
Ending balance	3,648	329	-	3,977

Changes in deferred gains on convertible debenture and derivatives measured at fair value and included in level 3 of the fair value hierarchy were as follows:

	Warrant	Convertible
	Derivatives	Debenture	Total
	$	$	$
Opening balance	321	10,206	10,527
Additions	3,051	-	3,051
Conversion of debenture	4,099	(4,099)	-
Unrealized gains amortized	(4,837)	(6,107)	(10,944)
Ending balance	2,634	-	2,634

Contingent consideration

The Company’s liability for the CanvasRx (Note 12(a)), BCNL and UCI (Note 12(d)), H2 (Note 12(f)), and Larssen (Note 12(g)) (collectively, the “Subsidiaries”) contingent consideration was measured at fair value based on unobservable inputs and was considered a level 3 financial instrument. The fair value of these liabilities determined by this analysis was primarily driven by the Company’s expectations of the Subsidiaries’ achieving their milestones. The expected milestones were assessed probabilities by management which were discounted to present value in order to derive a fair value of the contingent consideration. The primary inputs of the calculation were the probabilities of achieving the milestones and a discount rate.

AURORA CANNABIS INC.
Notes to the Condensed Interim Consolidated Financial Statements
Three and nine months ended March 31, 2018 and 2017
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

25.	Financial Instruments and Risk Management (Continued)

(a)	Fair value of financial instruments (continued)

Interest rate swap derivatives

The Company acquired from CanniMed derivative contracts to fix the risk associated with interest rates. At March 31, 2018, the fair values of the following derivative contracts were included in the statement of financial position in accounts payable and accrued liabilities and have an average fixed rate of 2.88% .

		March 31, 2018		June 30, 2017
	$	$	$	$
Notional value		7,926		-
Derivative instrument liabilities		82		-
		8,008		-

For the three and nine months ended March 31, 2018, the Company recognized $5 unrealized gain on interest rate swap derivatives.

(b)	Financial instruments risk

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board mitigates these risks by assessing, monitoring and approving the Company’s risk management processes:

(i)	Credit risk

Credit risk is the risk of a potential loss to the Company if a customer or third party to a financial instrument fails to meet its contractual obligations. The Company is moderately exposed to credit risk from its cash and cash equivalents, trade and other receivables, short-term GIC investments, and loans receivable. The risk exposure is limited to their carrying amounts at the statement of financial position date. The risk for cash and cash equivalents is mitigated by holding these instruments with highly rated Canadian financial institutions. The Company does not invest in asset-backed deposits or investments and does not expect any credit losses. The Company periodically assesses the quality of its investments and is satisfied with the credit rating of the financial institutions and the investment grade of its guaranteed investment certificates. Trade and other receivables primarily consist of trade accounts receivable and goods and services taxes recoverable (“GST”). Credit risk from the loans receivable arises from the possibility that principal and/or interest due may become uncollectible. The Company mitigates this risk by managing and monitoring the underlying business relationships.

The Company provides credit to its customers in the normal course of business and has established credit evaluation and monitoring processes to mitigate credit risk but has limited risk as the majority of sales are transacted with credit cards.

As at March 31, 2018, the Company’s aging of receivables was approximately as follows:

	March 31,	June 30,
	2018	2017
	$	$
0 – 60 days	8,881	1,534
61 – 120 days	4,213	778
	13,094	2,312

AURORA CANNABIS INC.
Notes to the Condensed Interim Consolidated Financial Statements
Three and nine months ended March 31, 2018 and 2017
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

25.	Financial Instruments and Risk Management (Continued)

(b)	Financial instruments risk (continued)

(ii)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company manages liquidity risk through the management of its capital structure. The Company has access to CanniMed’s lines of credit with available borrowings of approximately $1,600 at March 31, 2018. The Company’s approach to managing liquidity is to ensure that it will have sufficient liquidity to settle obligations and liabilities when due.

In addition to the commitments outlined in Note 23, the Company has the following contractual obligations:

	Total	<1 year	1 - 3 years	3 -5 years
	$	$	$	$
Accounts payable and accrued liabilities	28,905	28,905	-	-
Income taxes payable	774	774	-	-
Deferred revenue	1,324	1,324	-	-
Finance lease	579	232	292	55
Contingent consideration	22,583	22,583	-	-
	54,165	53,818	292	55

(iii)	Market risk

a)	Currency risk

The operating results and financial position of the Company are reported in Canadian dollars. As the Company operates in an international environment, some of the Company’s financial instruments and transactions are denominated in currencies other than the Canadian dollar. The results of the Company’s operations are subject to currency transaction and translation risks.

The Company holds cash in Canadian dollars, U.S. dollars, and Euros, and investments in Australian and U.S. dollars. The Company’s main risk is associated with fluctuations in the Euros, Australian and U.S. dollars. Assets and liabilities are translated based on the foreign currency translation policy.

The Company has determined that an effect of a 10% increase or decrease in the Australian dollar, U.S. dollar and Euro against the Canadian dollar on financial assets and liabilities, as at March 31, 2018, including cash, investments, accounts payable and accrued liabilities denominated in Euros, Australian and U.S. dollars, would result in an increase or decrease of approximately $79 (2017 - $1,430) to the net loss and comprehensive loss for the nine months ended March 31, 2018.

At March 31, 2018, the Company had no hedging agreements in place with respect to foreign exchange rates. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

b)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash and cash equivalents bear interest at market rates. The Company’s investments, loans receivables and convertible debentures have fixed rates of interest. The majority of the Company’s loans and borrowings have floating interest rates. The Company holds interest rate swaps to fix its exposure to variable interest rates on approximately one half of its loans and borrowings.

AURORA CANNABIS INC.
Notes to the Condensed Interim Consolidated Financial Statements
Three and nine months ended March 31, 2018 and 2017
(Unaudited – In thousands of Canadian dollars, except share and per share amounts)

25.	Financial Instruments and Risk Management (Continued)

(b)	Financial instruments risk (continued)

c)	Price risk

Price risk is the risk of variability in fair value due to movements in equity or market prices. The Company’s marketable securities and investments are susceptible to price risk arising from uncertainties about their future values. The fair value of marketable securities is based on quoted market prices which the shares of the investments can be exchanged for.

If the fair value of these financial assets were to increase or decrease by 10%, the Company would incur an associated increase or decrease in net loss and comprehensive loss of approximately $6,169 (2017 - $2,823). See Note 6 for additional details regarding the fair value of investments and marketable securities.

26.	Capital Management

The Company’s objectives when managing capital are to ensure that there are adequate capital resources to safeguard the Company’s ability to continue as a going concern and maintain adequate levels of funding to support its ongoing operations and development such that it can continue to provide returns to shareholders and benefits for other stakeholders.

The capital structure of the Company consists of items included in shareholders’ equity and debt, net of cash and cash equivalents. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the Company’s underlying assets. The Company plans to use existing funds, as well as funds from the future sale of products to fund operations and expansion activities.

As at March 31, 2018, the Company is not subject to externally imposed capital requirements.

27.	Subsequent Events

The following events occurred subsequent to March 31, 2018:

(a)	103,673 common shares were issued on the exercise of 103,673 stock options for gross proceeds of $215.

(b)	75,040 common shares were issued on the exercise of 75,040 warrants for gross proceeds of $41.

(c)	54,842 common shares were issued on the conversion of $358 principal amount of debentures. (Note 14(c)(d)).